UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 3 Year: 2018

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, October 25, 2018 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or the “Company”), today announced results for the third-quarter 2018. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2018 and 2017, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2018 with 2017:

	3Q’18	Margin %	3Q’17	Margin %	Change %
Net sales	25,033.2	100.0	22,663.0	100.0	10.5
Net income	1,479.6	5.9	1,520.6	6.7	(2.7)
Net income attributable to stockholders of the Company	978.0	3.9	1,014.9	4.5	(3.6)

Segment net sales	26,283.8	100.0	23,594.3	100.0	11.4
Operating segment income (1)	10,308.1	39.2	9,338.1	39.6	10.4
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 10.5% to Ps.25,033.2 million in the third-quarter 2018 compared with Ps.22,663.0 million in the third-quarter 2017. This increase was mainly attributable to revenue growth in the Content and Cable segments. Operating segment income increased by 10.4%, reaching Ps.10,308.1 million with a margin of 39.2%.

Net income attributable to stockholders of the Company amounted to Ps.978.0 million in third-quarter 2018 compared to Ps.1,014.9 million in third-quarter 2017. The net decrease of Ps.36.9 million, or 3.6%, reflected (i) a Ps.567.7 million increase in finance expense, net; (ii) a Ps.428.6 million increase in depreciation and amortization; and (iii) a Ps.343.4 million decrease in share of income of associates and joint ventures, net. These unfavorable variances were partially offset by (i) a Ps.1,024.2 million increase in operating income before depreciation and amortization; (ii) a Ps.206.5 million decrease in income taxes; and (iii) a Ps.68.0 million decrease in other expense.

Televisa maintains a conservative policy towards its foreign exchange exposure. As a result, Televisa has entered into a number of derivative contracts to cover its 2018 and 2019 interest expense, certain operating expenses in 2018, and certain U.S. denominated capital expenditures planned for 2018 and part of 2019. This resulted in a net loss in fair value of our derivate contracts in third-quarter 2018, and explains the increase in finance income or expense, net, mentioned above.

Disclosure of nature of business

Televisa, is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over the top or “OTT” services. In the United States, Televisa´s audiovisual content is distributed through Univision, the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and Warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI, the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

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Disclosure of management's objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere. However, we continue to evaluate our portfolio of assets, in order to determine whether to continue plans to dispose of select non-core operations.

Disclosure of entity's most significant resources, risks and relationships

We expect to fund our operating cash needs during 2018, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2018 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2018 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks described as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s Annual Report 2017, which are not the only risks the Company faces. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related with Political Developments:
•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Elimination of the tax consolidation regime
•	Limitation of the deduction of non-taxable employee benefits
•	Increase to the border Value Added Tax rate
•	Regulations of the General Health Law on advertising
•	Weaknesses in internal controls over financial reporting
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

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Risk Factors Related to our Business:
•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Seasonal nature of our business
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Results of operations of UHI
•	Uncertainty in global financial markets
•	Renegotiation of Trade Agreements or other changes in foreign policy by the presidential administration in the United States
•	Political events in Mexico

Disclosure of results of operations and prospects

The following table presents third-quarter consolidated results for the three months ended September 30, 2018 and 2017, for each of our business segments. Consolidated results for the third-quarter 2018 and 2017 are presented in millions of Mexican pesos.

Net Sales	3Q’18%		3Q’17%		Change %
Subtotal Content	8,700.0	33.1	8,024.9	34.0	8.4
World Cup rights	1,010.1	3.8	n/a	n/a	n/a
Content	9,710.1	36.9	8,024.9	34.0	21.0
Sky	5,407.3	20.6	5,445.2	23.1	(0.7)
Cable	9,219.9	35.1	8,322.5	35.3	10.8
Other Businesses	1,946.5	7.4	1,801.7	7.6	8.0
Segment Net Sales	26,283.8	100.0	23,594.3	100.0	11.4
Intersegment Operations(1)	(1,250.6)		(931.3)		(34.3)
Net Sales	25,033.2		22,663.0		10.5

Operating Segment Income(2)	3Q’18	Margin %	3Q’17	Margin %	Change %
Subtotal Content	3,110.7	35.8	3,102.1	38.7	0.3
World Cup rights	593.3	58.7	n/a	n/a	n/a
Content	3,704.0	38.1	3,102.1	38.7	19.4
Sky	2,569.9	47.5	2,660.4	48.9	(3.4)
Cable	3,907.5	42.4	3,523.5	42.3	10.9
Other Businesses	126.7	6.5	52.1	2.9	143.2
Operating Segment Income	10,308.1	39.2	9,338.1	39.6	10.4
Corporate Expenses	(496.0)	(1.9)	(550.2)	(2.3)	9.9
Depreciation and Amortization	(5,037.8)	(20.1)	(4,609.2)	(20.3)	(9.3)
Other Expense, net	(432.5)	(1.7)	(500.5)	(2.2)	13.6
Operating Income	4,341.8	17.3	3,678.2	16.2	18.0
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Third-quarter sales increased by 21.0% to Ps.9,710.1 million compared with Ps.8,024.9 million in the third-quarter 2017. Excluding the non-recurring revenue originated in the sublicensing of certain World Cup rights, sales increased 8.4% to Ps.8,700.0 million.

Millions of Mexican pesos	3Q’18%		3Q’17%		Change %
Advertising	5,051.2	52.0	4,943.8	61.6	2.2
Network Subscription Revenue	1,182.8	12.2	929.7	11.6	27.2
Licensing and Syndication	2,466.0	25.4	2,151.4	26.8	14.6
Subtotal Content	8,700.0	89.6	8,024.9	100.0	8.4
World Cup rights	1,010.1	10.4	n/a	n/a	n/a
Net Sales	9,710.1	100.0	8,024.9	100.0	21.0

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Advertising
Third-quarter Advertising revenue increased by 2.2% to Ps.5,051.2 million compared with Ps.4,943.8 million in the third-quarter 2017. This is the third consecutive quarter with growth in advertising sales. Year to date, advertising sales growth is 5.0%, which has resulted primarily from the change in the pricing mechanism for our advertising inventory.

Network Subscription
Third-quarter Network Subscription revenue increased by 27.2% to Ps.1,182.8 million compared with Ps.929.7 million in the third-quarter 2017. This increase is mainly explained by repackaging of our networks which now includes additional rights that resulted in higher overall price. This came into effect in the fourth quarter of last year, which means that the following quarter will not have this incremental effect anymore.

Licensing and Syndication
Third-quarter Licensing and Syndication revenue increased by 14.6% to Ps.2,466.0 million compared with Ps.2,151.4 million in the third-quarter 2017. Royalties from Univision increased by 21.0% to U.S.$97.6 million in third-quarter 2018 from U.S.$80.6 million in third-quarter 2017. The increase is mainly explained by the step up in the royalty rate.

World Cup
This quarter, Content sales benefited from the sublicensing of certain of the broadcast and digital rights of the 2018 Soccer World Cup in Mexico and other Latin American markets, by Ps.1,010.1 million.

Third-quarter operating segment income increased by 19.4% to Ps.3,704.0 million compared with Ps.3,102.1 million in the third-quarter 2017; the margin was 38.1%.

Sky
Third-quarter sales decreased by 0.7% to Ps.5,407.3 million compared to Ps.5,445.2 million in the third-quarter 2017. The number of net active subscribers decreased by 125,824 during the quarter to 7,835,657 as of September 30, 2018. Sky ended the quarter with 159,894 subscribers in Central America and the Dominican Republic.

The loss in video subscribers is primarily explained by the delayed disconnection by certain customers and the temporary subscription of the service in second quarter 2018 as a result of the transmission of the 2018 Soccer World Cup.

Last March Sky launched an offer for broadband services under the brand Blue Telecomm, which consists of a fixed plug-in wireless broadband solution offering 5 Mbps and 10 Mbps in speed. During third quarter 2018, Sky added 40 thousand new Blue Telecomm subscribers reaching 51 thousand.

Third-quarter operating segment income decreased by 3.4% to Ps.2,569.9 million compared with Ps.2,660.4 million in the third-quarter 2017, and the margin was 47.5%.

Cable
Third-quarter sales increased by 10.8% to Ps.9,219.9 million compared with Ps.8,322.5 million in the third-quarter 2017 driven by the addition of 62 thousand broadband Revenue Generating Units (“RGUs”) and 247 thousand voice RGUs.

The number of video RGUs dropped by 35 thousand. As it was the case with Sky, the loss is attributed to the transmission of the 2018 Soccer World Cup in the prior quarter.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2018 and 2017.

RGUs	3Q’18	3Q’17
Video	4,281,125	4,123,373
Broadband	4,168,248	3,640,132
Voice	2,519,972	2,099,065
Total RGUs	10,969,345	9,862,570

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In our Enterprise business, third-quarter sales increased by 4.2%. This is the fastest pace of growth in seven quarters.

The Enterprise business was re-launched at the beginning of 2018 under a new management team. As a result of the turn-around of this operation, during third-quarter 2018, the Enterprise business was successful in the renewal of some existing key contracts and secured new contracts with many private sector clients.

Third-quarter operating segment income increased by 10.9% to Ps.3,907.5 million compared with Ps.3,523.5 million in the third-quarter 2017, and the margin reached 42.4%, similar to the same quarter last year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for third-quarter 2018 and 2017.

MSO Operations (1) Millions of Mexican pesos	3Q’18	3Q’17	Change %
Revenue	8,220.9	7,303.4	12.6
Operating Segment Income	3,548.5	3,141.2	13.0
Margin (%)	43.2	43.0

Enterprise Operations (1) Millions of Mexican pesos	3Q’18	3Q’17	Change %
Revenue	1,358.2	1,303.4	4.2
Operating Segment Income	492.3	492.1	0.0
Margin (%)	36.2	37.8

(1) These results do not include consolidation adjustments of Ps.359.2 million in revenues nor Ps.133.3 million in Operating Segment Income for the third quarter 2018, neither the consolidation adjustments of Ps.284.3 million in revenues nor Ps.109.8 million in Operating Segment Income for the third quarter 2017. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Other Businesses
Third-quarter sales increased by 8.0% to Ps.1,946.5 million compared with Ps.1,801.7 million in the third-quarter 2017. This increase is explained mainly by (i) an increase in the revenues of our feature-film distribution business; and (ii) an increase in the revenues of our gaming business. This effect was partially compensated by a decrease in the revenues of our publishing business.

Third-quarter operating segment income increased by 143.2% to Ps.126.7 million compared with Ps.52.1 million in the third-quarter 2017, and the margin reached 6.5%. These results are mainly explained by a decrease in the operating segment loss related to soccer and publishing businesses.

Corporate Expense

Corporate expense decreased by Ps.54.2 million, or 9.9%, to Ps.496.0 million in third-quarter 2018, from Ps.550.2 million in third-quarter 2017. Corporate expense reflected primarily a share-based compensation expense.

Share-based compensation expense in third quarter 2018 decreased by Ps.58.6 million, or 15.6%, to Ps.317.2 million, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.68.0 million, or 13.6%, to Ps.432.5 million in third-quarter 2018, from Ps.500.5 million in third-quarter 2017. This decrease reflected primarily a lower non-recurrent severance expense; as well as a reduction in donations, which effect was partially offset by a loss on disposition of investment in a joint venture.

In third-quarter 2018, other expense, net, was comprised primarily of severance expense, loss on disposition of investment in a joint venture, loss on disposition of property and equipment, and legal and financial advisory professional services. Severance expense in third-quarter 2018 accounted for approximately half of Other expense, net, and resulted from the dismissal of personnel in our Content segment as part of the recent restructuring of Televisa Studios.

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Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2018 and 2017.

	3Q’18	3Q’17	(Increase) Decrease
Interest expense	(2,395.1)	(2,194.1)	(201.0)
Interest income	419.3	334.7	84.6
Foreign exchange gain (loss), net	17.0	(119.7)	136.7
Other finance (expense) income, net	(530.5)	57.5	(588.0)
Finance expense, net	(2,489.3)	(1,921.6)	(567.7)

The finance expense, net, increased by Ps.567.7 million, or 29.5%, to Ps.2,489.3 million in third-quarter 2018 from Ps.1,921.6 million in third-quarter 2017. This increase reflected (i) an unfavorable change of Ps.588.0 million in other finance income or expense, net; and (ii) a Ps.201.0 million increase in interest expense, due primarily to an average annual depreciation of the Mexican peso against the U.S. dollar in connection with our U.S. dollar debt position, which effect was partially offset by a lower average principal amount of debt, finance lease obligations and other notes payable in third-quarter 2018. These unfavorable variances were partially offset by (i) a Ps.136.7 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 5.7% appreciation of the Mexican peso against the U.S. dollar in comparison to a 0.6% depreciation in third quarter 2017, on a lower average net U.S. dollar liability position in third-quarter 2018; and (ii) a Ps.84.6 million increase in interest income explained primarily by a higher average amount of cash equivalents as well as an increase in applicable interest rates in third-quarter 2018.

Televisa maintains a conservative policy towards its foreign exchange exposure. As a result, Televisa has entered into a number of derivative contracts to cover its 2018 and 2019 interest expense, certain operating expenses in 2018, and certain U.S. denominated capital expenditures planned for 2018 and part of 2019. This resulted in a net loss in fair value of our derivate contracts in third-quarter 2018, and explains the increase in finance income or expense, net, mentioned above.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.343.4 million, or 51.3%, to Ps.326.6 million in third-quarter 2018 from Ps.670.0 million in third-quarter 2017. This decrease reflected mainly (i) the absence of share of income of Imagina Media Audiovisual, S.L., a communications company in Spain, which investment we sold in June 2018; and (ii) a lower share of income of Univision Holdings, Inc., the controlling company of Univision Communications Inc.

Income Taxes

Income taxes decreased by Ps.206.5 million, or 22.8%, to Ps.699.5 million in third-quarter 2018 compared with Ps.906.0 million in third-quarter 2017. This decrease reflected primarily a lower tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.4.1 million, or 0.8%, to Ps.501.6 million in third-quarter 2018, compared with Ps.505.7 million in third-quarter 2017. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by a higher portion of net income attributable to non-controlling interests in our Cable segment.

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Financial position, liquidity and capital resources

Capital Expenditures

During third-quarter 2018, we invested approximately U.S.$289.6 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately U.S.$207.6 million in our Cable segment, U.S.$45.3 million in our Sky segment, and U.S.$36.7 million in our Content and Other Businesses segments.

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other notes payable as of September 30, 2018 and December 31, 2017. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2018	Dec 31, 2017	Increase (decrease)
Current portion of long-term debt	1,004.4	307.0	697.4
Long-term debt, net of current portion	117,354.0	121,993.1	(4,639.1)
Total debt (1)	118,358.4	122,300.1	(3,941.7)
Current portion of long-term finance lease obligations	683.5	580.9	102.6
Long-term finance lease obligations, net of current portion	4,523.4	5,041.9	(518.5)
Total finance lease obligations	5,206.9	5,622.8	(415.9)
Current portion of other notes payable	1,279.5	1,178.4	101.1
Other notes payable, net of current portion	1,279.5	2,505.6	(1,226.1)
Total other notes payable (2)	2,559.0	3,684.0	(1,125.0)

 (1)    As of September 30, 2018 and December 31, 2017, total debt is presented net of finance costs in the amount of Ps. 1,177.2 million and Ps.1,250.7 million, respectively, and does not include related accrued interest payable in the amount of Ps. 1,644.0 million and Ps.1,796.8 million, respectively.
(2)    Notes payable issued in 2016 in connection with the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of September 30, 2018, our consolidated net debt position (total debt, finance lease obligations and other notes payable less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.68,630.4 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of September 30, 2018, amounted to Ps.15,025.8 million.

Shares Outstanding

As of September 30, 2018, and December 31, 2017, our shares outstanding amounted to 340,417.5 million and 342,337.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,909.6 million and 2,926.0 million, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2018, and December 31, 2017, the GDS (Global Depositary Shares) equivalents outstanding amounted to 581.9 million and 585.2 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

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Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	3Q’18	Margin %	3Q’17	Margin %	Change %
Net sales	25,033.2	100.0	22,663.0	100.0	10.5
Net income	1,479.6	5.9	1,520.6	6.7	(2.7)
Net income attributable to stockholders of the Company	978.0	3.9	1,014.9	4.5	(3.6)
Segment net sales	26,283.8	100.0	23,594.3	100.0	11.4
Operating segment income (1)	10,308.1	39.2	9,338.1	39.6	10.4
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net Sales	3Q’18%		3Q’17%		Change %
Subtotal Content	8,700.0	33.1	8,024.9	34.0	8.4
World Cup rights	1,010.1	3.8	n/a	n/a	n/a
Content	9,710.1	36.9	8,024.9	34.0	21.0
Sky	5,407.3	20.6	5,445.2	23.1	(0.7)
Cable	9,219.9	35.1	8,322.5	35.3	10.8
Other Businesses	1,946.5	7.4	1,801.7	7.6	8.0
Segment Net Sales	26,283.8	100.0	23,594.3	100.0	11.4
Intersegment Operations(1)	(1,250.6)		(931.3)		(34.3)
Net Sales	25,033.2		22,663.0		10.5

Operating Segment Income(2)	3Q’18	Margin %	3Q’17	Margin %	Change %
Subtotal Content	3,110.7	35.8	3,102.1	38.7	0.3
World Cup rights	593.3	58.7	n/a	n/a	n/a
Content	3,704.0	38.1	3,102.1	38.7	19.4
Sky	2,569.9	47.5	2,660.4	48.9	(3.4)
Cable	3,907.5	42.4	3,523.5	42.3	10.9
Other Businesses	126.7	6.5	52.1	2.9	143.2
Operating Segment Income	10,308.1	39.2	9,338.1	39.6	10.4
Corporate Expenses	(496.0)	(1.9)	(550.2)	(2.3)	9.9
Depreciation and Amortization	(5,037.8)	(20.1)	(4,609.2)	(20.3)	(9.3)
Other Expense, net	(432.5)	(1.7)	(500.5)	(2.2)	13.6
Operating Income	4,341.8	17.3	3,678.2	16.2	18.0
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in these management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in these management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2018-01-01 to 2018-09-30
Date of end of reporting period:	2018-09-30
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	Yes
Number of quarter:	3
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2017, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2018, except for the guidelines provided by the IFRS 15 and IFRS 9 that became effective beginning on January 1, 2018. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2018 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

Evercore
Bradesco
JP Morgan
UBS
HSBC
Merrill Lynch
New Street
Citi
Itau Securities
Credit Suisse
Goldman Sachs
Morgan Stanley
Barclays

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	42,426,757,000.00	38,734,949,000.00
Trade and other current receivables	23,687,944,000.00	30,357,412,000.00
Current tax assets, current	1,890,313,000.00	3,039,810,000.00
Other current financial assets	114,221,000.00	1,586,219,000.00
Current inventories	1,045,297,000.00	1,492,947,000.00
Current biological assets	0	0
Other current non-financial assets	[1] 7,328,131,000.00	5,890,866,000.00
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	76,492,663,000.00	81,102,203,000.00
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	76,492,663,000.00	81,102,203,000.00
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	49,140,989,000.00	50,688,185,000.00
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	10,605,898,000.00	14,110,752,000.00
Property, plant and equipment	84,265,782,000.00	85,719,810,000.00
Investment property	0	0
Goodwill	14,112,626,000.00	14,112,626,000.00
Intangible assets other than goodwill	20,901,164,000.00	21,773,808,000.00
Deferred tax assets	20,766,784,000.00	21,355,044,000.00
Other non-current non-financial assets	[2] 11,679,594,000.00	8,357,673,000.00
Total non-current assets	211,472,837,000.00	216,117,898,000.00
Total assets	287,965,500,000.00	297,220,101,000.00
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	35,628,110,000.00	44,353,813,000.00
Current tax liabilities, current	3,073,280,000.00	2,524,349,000.00
Other current financial liabilities	4,741,374,000.00	3,863,189,000.00
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	840,000.00	23,466,000.00
Total current provisions	840,000.00	23,466,000.00
Total current liabilities other than liabilities included in disposal groups classified as held for sale	43,443,604,000.00	50,764,817,000.00
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	43,443,604,000.00	50,764,817,000.00
Non-current liabilities
Trade and other non-current payables	3,807,557,000.00	2,719,236,000.00
Current tax liabilities, non-current	3,027,383,000.00	4,730,620,000.00
Other non-current financial liabilities	123,168,336,000.00	129,540,643,000.00
Other non-current non-financial liabilities	0	0

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Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Non-current provisions
Non-current provisions for employee benefits	808,362,000.00	716,095,000.00
Other non-current provisions	53,685,000.00	54,263,000.00
Total non-current provisions	862,047,000.00	770,358,000.00
Deferred tax liabilities	8,090,659,000.00	9,037,513,000.00
Total non-current liabilities	138,955,982,000.00	146,798,370,000.00
Total liabilities	182,399,586,000.00	197,563,187,000.00
Equity
Issued capital	4,907,765,000.00	4,978,126,000.00
Share premium	15,889,819,000.00	15,889,819,000.00
Treasury shares	12,955,769,000.00	14,788,984,000.00
Retained earnings	78,487,499,000.00	74,432,547,000.00
Other reserves	4,484,698,000.00	5,150,256,000.00
Total equity attributable to owners of parent	90,814,012,000.00	85,661,764,000.00
Non-controlling interests	14,751,902,000.00	13,995,150,000.00
Total equity	105,565,914,000.00	99,656,914,000.00
Total equity and liabilities	287,965,500,000.00	297,220,101,000.00

13 of 79

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30	Quarter Current Year 2018-07-01 - 2018-09-30	Quarter Previous Year 2017-07-01 - 2017-09-30
Profit or loss
Profit (loss)
Revenue	74,547,082,000.00	67,594,221,000.00	25,033,234,000.00	22,663,029,000.00
Cost of sales	42,348,862,000.00	38,068,328,000.00	14,208,501,000.00	12,592,025,000.00
Gross profit	32,198,220,000.00	29,525,893,000.00	10,824,733,000.00	10,071,004,000.00
Distribution costs	8,037,409,000.00	7,570,152,000.00	2,609,679,000.00	2,472,521,000.00
Administrative expenses	10,223,839,000.00	10,045,411,000.00	3,440,751,000.00	3,419,804,000.00
Other income	2,651,374,000.00	0	0	0
Other expense	0	1,296,850,000.00	432,463,000.00	500,501,000.00
Profit (loss) from operating activities	16,588,346,000.00	10,613,480,000.00	4,341,840,000.00	3,678,178,000.00
Finance income	1,685,154,000.00	2,845,185,000.00	436,195,000.00	392,160,000.00
Finance costs	8,150,386,000.00	6,690,433,000.00	2,925,538,000.00	2,313,831,000.00
Share of profit (loss) of associates and joint ventures accounted for using equity method	910,893,000.00	1,020,707,000.00	326,609,000.00	670,041,000.00
Profit (loss) before tax	11,034,007,000.00	7,788,939,000.00	2,179,106,000.00	2,426,548,000.00
Tax income (expense)	3,798,702,000.00	2,672,602,000.00	699,487,000.00	906,006,000.00
Profit (loss) from continuing operations	7,235,305,000.00	5,116,337,000.00	1,479,619,000.00	1,520,542,000.00
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	7,235,305,000.00	5,116,337,000.00	1,479,619,000.00	1,520,542,000.00
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	5,952,941,000.00	3,630,051,000.00	978,011,000.00	1,014,900,000.00
Profit (loss), attributable to non-controlling interests	1,282,364,000.00	1,486,286,000.00	501,608,000.00	505,642,000.00
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	2.05	1.24	0.34	0.35
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	[3] 2.05	1.24	0.34	0.35
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	1.94	1.18	0.32	0.33
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	[4] 1.94	1.18	0.32	0.33

14 of 79

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30	Quarter Current Year 2018-07-01 - 2018-09-30	Quarter Previous Year 2017-07-01 - 2017-09-30
Statement of comprehensive income
Profit (loss)	7,235,305,000.00	5,116,337,000.00	1,479,619,000.00	1,520,542,000.00
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(1,135,041,000.00)	(537,629,000.00)	(479,229,000.00)	188,204,000.00
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(1,135,041,000.00)	(537,629,000.00)	(479,229,000.00)	188,204,000.00
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	576,873,000.00	1,428,108,000.00	1,040,186,000.00	577,951,000.00
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	576,873,000.00	1,428,108,000.00	1,040,186,000.00	577,951,000.00
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	(215,390,000.00)	(453,660,000.00)	(266,420,000.00)	123,043,000.00
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	(215,390,000.00)	(453,660,000.00)	(266,420,000.00)	123,043,000.00
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0

15 of 79

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30	Quarter Current Year 2018-07-01 - 2018-09-30	Quarter Previous Year 2017-07-01 - 2017-09-30
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	64,068,000.00	1,432,000.00	20,215,000.00	6,261,000.00
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(709,490,000.00)	438,251,000.00	314,752,000.00	895,459,000.00
Total other comprehensive income	(709,490,000.00)	438,251,000.00	314,752,000.00	895,459,000.00
Total comprehensive income	6,525,815,000.00	5,554,588,000.00	1,794,371,000.00	2,416,001,000.00
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	5,287,383,000.00	4,177,606,000.00	1,396,783,000.00	1,910,337,000.00
Comprehensive income, attributable to non-controlling interests	1,238,432,000.00	1,376,982,000.00	397,588,000.00	505,664,000.00

16 of 79

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	7,235,305,000.00	5,116,337,000.00
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	3,798,702,000.00	2,672,602,000.00
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	14,686,728,000.00	13,731,734,000.00
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	34,564,000.00	73,390,000.00
Adjustments for provisions	1,285,309,000.00	1,956,439,000.00
Adjustments for unrealised foreign exchange losses (gains)	(1,585,924,000.00)	(5,111,371,000.00)
Adjustments for share-based payments	1,010,302,000.00	1,114,078,000.00
Adjustments for fair value losses (gains)	1,113,426,000.00	(9,164,000.00)
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	676,356,000.00	819,080,000.00
Participation in associates and joint ventures	(910,893,000.00)	(1,020,707,000.00)
Adjustments for decrease (increase) in inventories	(734,812,000.00)	(329,655,000.00)
Adjustments for decrease (increase) in trade accounts receivable	8,270,566,000.00	10,045,329,000.00
Adjustments for decrease (increase) in other operating receivables	(2,516,177,000.00)	(1,425,324,000.00)
Adjustments for increase (decrease) in trade accounts payable	(248,312,000.00)	(3,779,525,000.00)
Adjustments for increase (decrease) in other operating payables	(7,335,641,000.00)	(11,643,828,000.00)
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	(3,582,681,000.00)	(26,000.00)
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	301,347,000.00	681,141,000.00
Total adjustments to reconcile profit (loss)	14,262,860,000.00	7,774,193,000.00
Net cash flows from (used in) operations	21,498,165,000.00	12,890,530,000.00
Dividends paid	0	0
Dividends received	0	0
Interest paid	(7,036,960,000.00)	(6,690,433,000.00)
Interest received	(95,395,000.00)	(73,750,000.00)
Income taxes refund (paid)	5,396,951,000.00	5,333,484,000.00
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	23,042,779,000.00	14,173,729,000.00
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	5,890,520,000.00	26,000.00
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	95,161,000.00	0
Other cash payments to acquire interests in joint ventures	0	182,500,000.00
Proceeds from sales of property, plant and equipment	956,727,000.00	563,186,000.00
Purchase of property, plant and equipment	12,740,872,000.00	11,497,184,000.00
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	1,540,012,000.00	1,205,043,000.00
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

17 of 79

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	416,189,000.00	283,660,000.00
Net cash flows from (used in) investing activities	(6,922,287,000.00)	(12,037,855,000.00)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	1,184,020,000.00	1,292,438,000.00
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	1,541,180,000.00	0
Payments of other equity instruments	0	0
Proceeds from borrowings	0	0
Repayments of borrowings	230,617,000.00	774,787,000.00
Payments of finance lease liabilities	334,638,000.00	450,509,000.00
Proceeds from government grants	0	0
Dividends paid	1,068,868,000.00	1,084,192,000.00
Interest paid	7,014,365,000.00	6,688,340,000.00
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(952,377,000.00)	(515,298,000.00)
Net cash flows from (used in) financing activities	(12,326,065,000.00)	(10,805,564,000.00)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	3,794,427,000.00	(8,669,690,000.00)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(102,619,000.00)	(217,837,000.00)
Net increase (decrease) in cash and cash equivalents	3,691,808,000.00	(8,887,527,000.00)
Cash and cash equivalents at beginning of period	38,734,949,000.00	47,546,083,000.00
Cash and cash equivalents at end of period	42,426,757,000.00	38,658,556,000.00

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[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000.00	15,889,819,000.00	14,788,984,000.00	74,432,547,000.00	0	2,298,822,000.00	561,412,000.00	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	5,952,941,000.00	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(1,091,109,000.00)	(215,390,000.00)	0	0
Total comprehensive income	0	0	0	5,952,941,000.00	0	(1,091,109,000.00)	(215,390,000.00)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,068,868,000.00	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	1,480,774,000.00	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(70,361,000.00)	0	(2,764,562,000.00)	(2,694,201,000.00)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	931,347,000.00	384,306,000.00	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(70,361,000.00)	0	(1,833,215,000.00)	4,054,952,000.00	0	(1,091,109,000.00)	(215,390,000.00)	0	0
Equity at end of period	4,907,765,000.00	15,889,819,000.00	12,955,769,000.00	78,487,499,000.00	0	1,207,713,000.00	346,022,000.00	0	0

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	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	2,747,704,000.00	0	(665,739,000.00)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	576,873,000.00	0	0	0	0	0	0
Total comprehensive income	0	0	576,873,000.00	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	576,873,000.00	0	0	0	0	0	0
Equity at end of period	0	0	3,324,577,000.00	0	(665,739,000.00)	0	0	0	0

20 of 79

	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	208,057,000.00	5,150,256,000.00	85,661,764,000.00	13,995,150,000.00	99,656,914,000.00
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	5,952,941,000.00	1,282,364,000.00	7,235,305,000.00
Other comprehensive income	0	0	64,068,000.00	(665,558,000.00)	(665,558,000.00)	(43,932,000.00)	(709,490,000.00)
Total comprehensive income	0	0	64,068,000.00	(665,558,000.00)	5,287,383,000.00	1,238,432,000.00	6,525,815,000.00
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	1,068,868,000.00	1,265,512,000.00	2,334,380,000.00
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	1,480,774,000.00	783,832,000.00	2,264,606,000.00
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	(547,041,000.00)	0	(547,041,000.00)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	64,068,000.00	(665,558,000.00)	5,152,248,000.00	756,752,000.00	5,909,000,000.00
Equity at end of period	0	0	272,125,000.00	4,484,698,000.00	90,814,012,000.00	14,751,902,000.00	105,565,914,000.00

21 of 79

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000.00	15,889,819,000.00	11,433,482,000.00	70,395,669,000.00	0	1,989,164,000.00	399,181,000.00	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	3,630,051,000.00	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(428,325,000.00)	(453,660,000.00)	0	0
Total comprehensive income	0	0	0	3,630,051,000.00	0	(428,325,000.00)	(453,660,000.00)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,084,192,000.00	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	406,201,000.00	846,712,000.00	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	406,201,000.00	3,392,571,000.00	0	(428,325,000.00)	(453,660,000.00)	0	0
Equity at end of period	4,978,126,000.00	15,889,819,000.00	11,839,683,000.00	73,788,240,000.00	0	1,560,839,000.00	(54,479,000.00)	0	0

22 of 79

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	1,686,836,000.00	0	(381,794,000.00)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	1,428,108,000.00	0	0	0	0	0	0
Total comprehensive income	0	0	1,428,108,000.00	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	1,428,108,000.00	0	0	0	0	0	0
Equity at end of period	0	0	3,114,944,000.00	0	(381,794,000.00)	0	0	0	0

23 of 79

	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	268,397,000.00	3,961,784,000.00	83,791,916,000.00	12,492,484,000.00	96,284,400,000.00
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	3,630,051,000.00	1,486,286,000.00	5,116,337,000.00
Other comprehensive income	0	0	1,432,000.00	547,555,000.00	547,555,000.00	(109,304,000.00)	438,251,000.00
Total comprehensive income	0	0	1,432,000.00	547,555,000.00	4,177,606,000.00	1,376,982,000.00	5,554,588,000.00
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	1,084,192,000.00	452,617,000.00	1,536,809,000.00
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	(193,000.00)	(193,000.00)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	(11,050,000.00)	(11,050,000.00)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	440,511,000.00	0	440,511,000.00
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	1,432,000.00	547,555,000.00	3,533,925,000.00	913,122,000.00	4,447,047,000.00
Equity at end of period	0	0	269,829,000.00	4,509,339,000.00	87,325,841,000.00	13,405,606,000.00	100,731,447,000.00

24 of 79

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,459,154,000.00	2,494,410,000.00
Restatement of capital stock	2,448,611,000.00	2,483,716,000.00
Plan assets for pensions and seniority premiums	1,602,746,000.00	1,652,420,000.00
Number of executives	71	73
Number of employees	39,225	39,915
Number of workers	0	0
Outstanding shares	340,417,522,731	342,337,098,324
Repurchased shares	16,889,749,071	20,092,788,807
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

25 of 79

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30	Quarter Current Year 2018-07-01 - 2018-09-30	Quarter Previous Year 2017-07-01 - 2017-09-30
Informative data of the Income Statement
Operating depreciation and amortization	14,686,728,000.00	13,731,734,000.00	5,037,803,000.00	4,609,212,000.00

26 of 79

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2017-10-01 - 2018-09-30	Previous Year 2016-10-01 - 2017-09-30
Informative data - Income Statement for 12 months
Revenue	100,540,085,000.00	95,471,770,000.00
Profit (loss) from operating activities	20,218,068,000.00	15,334,512,000.00
Profit (loss)	8,145,381,000.00	6,653,677,000.00
Profit (loss), attributable to owners of parent	6,296,277,000.00	4,604,610,000.00
Operating depreciation and amortization	19,459,813,000.00	18,228,808,000.00

27 of 79

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NO	2015-05-15	2022-04-30	TIIE+1.0	60,540,000.00	181,619,000.00	242,159,000.00	242,159,000.00	670,111,000.00
HSBC 2	NO	2013-05-29	2019-05-30	TIIE+1.25	16,231,000.00	196,440,000.00
HSBC 3	NO	2014-07-04	2019-07-04	TIIE+1.25		299,757,000.00
BANCO SANTANDER 4	NO	2015-03-12	2020-05-07	TIIE+1.25			249,783,000.00
BANCO SANTANDER 5	NO	2015-01-08	2019-09-10	TIIE+1.25		249,810,000.00
HSBC 6	NO	2016-03-08	2023-03-08	7.13				625,000,000.00	1,250,000,000.00	625,000,000.00
SCOTIABANK INVERLAT 7	NO	2016-03-08	2023-03-08	7				750,000,000.00	1,500,000,000.00	750,000,000.00
BANCO SANTANDER 8	NO	2017-11-23	2022-10-21	TIIE+1.25						1,492,500,000.00
HSBC9	NO	2017-11-23	2022-11-22	TIIE+1.30						1,990,034,000.00
SCOTIABANK INVERLAT10	NO	2017-12-07	2023-02-03	TIIE+1.30						2,487,177,000.00
TOTAL					76,771,000.00	927,626,000.00	491,942,000.00	1,617,159,000.00	3,420,111,000.00	7,344,711,000.00	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					76,771,000.00	927,626,000.00	491,942,000.00	1,617,159,000.00	3,420,111,000.00	7,344,711,000.00	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,486,466,000.00
NOTES 2	NO	2010-10-14	2020-10-01	7.38				9,985,306,000.00
SENIOR NOTES 3	YES	2013-05-14	2043-05-14	7.62						6,441,580,000.00
NOTES 4	NO	2014-04-07	2021-04-01	TIIE+0.35				5,994,655,000.00
NOTES 5	NO	2015-05-11	2022-05-02	TIIE+0.35					4,993,680,000.00
NOTES 6	NO	2017-10-09	2027-09-09	8.79						4,478,570,000.00
SENIOR NOTES 7	YES	2005-03-18	2025-03-18	6.97												10,960,309,000.00
SENIOR NOTES 8	YES	2002-03-11	2032-03-11	8.94												5,580,816,000.00
SENIOR NOTES 9	YES	2009-11-23	2040-01-15	6.97												11,074,505,000.00
SENIOR NOTES 10	YES	2014-05-13	2045-05-13	5.26												18,231,178,000.00
SENIOR NOTES 11	YES	2015-11-24	2026-01-30	4.86												5,569,059,000.00
SENIOR NOTES 12	YES	2015-11-24	2046-01-31	6.44												16,683,924,000.00
TOTAL					0	0	0	15,979,961,000.00	4,993,680,000.00	15,406,616,000.00	0	0	0	0	0	68,099,791,000.00
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	15,979,961,000.00	4,993,680,000.00	15,406,616,000.00	0	0	0	0	0	[5] 68,099,791,000.00

28 of 79

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 1	NO	2012-08-08	2020-07-01		118,093,000.00	72,155,000.00	147,744,000.00
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 2	NO	2014-07-01	2020-01-01		4,557,000.00	12,424,000.00	4,957,000.00
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 3	NO	2014-07-01	2020-05-01		15,067,000.00	22,322,000.00	11,183,000.00
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 4	NO	2012-08-01	2021-07-01		31,034,000.00	15,465,000.00	22,159,000.00	25,799,000.00	11,940,000.00
INTELSAT GLOBAL SALES 5	YES	2012-10-01	2027-09-01								87,869,000.00	273,411,000.00	388,555,000.00	417,888,000.00	449,436,000.00	2,810,323,000.00
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 6	NO	2014-10-27	2022-11-01		6,432,000.00	2,784,000.00	3,542,000.00	3,695,000.00	3,858,000.00	726,000.00
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 7	NO	2015-06-02	2024-12-01		4,429,000.00	3,443,000.00	15,601,000.00	18,500,000.00	21,227,000.00	48,334,000.00
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 8	NO	2018-03-01	2028-01-01			13,996,000.00	13,498,000.00	13,575,000.00	13,770,000.00	77,073,000.00
NOTES PAYABLE TRANSFERRED TO BBVA BANCOMER BY ORIGINAL CREDITOR 9	NO	2016-03-01	2020-03-04			1,279,531,000.00	1,279,531,000.00
TOTAL					179,612,000.00	1,422,120,000.00	1,498,215,000.00	61,569,000.00	50,795,000.00	126,133,000.00	87,869,000.00	273,411,000.00	388,555,000.00	417,888,000.00	449,436,000.00	[6] 2,810,323,000.00
Total other current and non-current liabilities with cost
TOTAL					179,612,000.00	1,422,120,000.00	1,498,215,000.00	61,569,000.00	50,795,000.00	126,133,000.00	87,869,000.00	273,411,000.00	388,555,000.00	417,888,000.00	449,436,000.00	2,810,323,000.00
Suppliers
Suppliers
SUPPLIERS 1	NO	2018-09-30	2019-09-30			13,706,101,000.00						3,449,934,000.00
TRANSMISSION RIGHTS 2	NO	2012-05-07	2023-12-29			585,902,000.00	1,188,972,000.00	123,484,000.00	95,638,000.00	863,188,000.00		1,945,037,000.00	753,086,000.00	384,568,000.00	285,261,000.00	113,360,000.00
TOTAL					0	14,292,003,000.00	1,188,972,000.00	123,484,000.00	95,638,000.00	863,188,000.00	0	5,394,971,000.00	753,086,000.00	384,568,000.00	285,261,000.00	113,360,000.00
Total suppliers
TOTAL					0	14,292,003,000.00	1,188,972,000.00	123,484,000.00	95,638,000.00	863,188,000.00	0	5,394,971,000.00	753,086,000.00	384,568,000.00	285,261,000.00	113,360,000.00
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS					6,729,000.00	123,285,000.00	11,451,000.00
TOTAL					6,729,000.00	123,285,000.00	11,451,000.00	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					6,729,000.00	123,285,000.00	11,451,000.00	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					263,112,000.00	16,765,034,000.00	3,190,580,000.00	17,782,173,000.00	8,560,224,000.00	23,740,648,000.00	87,869,000.00	5,668,382,000.00	1,141,641,000.00	802,456,000.00	734,697,000.00	71,023,474,000.00

29 of 79

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,831,527,000.00	34,216,954,000.00	27,059,000.00	505,522,000.00	34,722,476,000.00
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,831,527,000.00	34,216,954,000.00	27,059,000.00	505,522,000.00	34,722,476,000.00
Liabilities position
Current liabilities	385,451,000.00	7,201,073,000.00	10,257,000.00	191,623,000.00	7,392,696,000.00
Non-current liabilities	4,000,474,000.00	74,737,655,000.00	0	0	74,737,655,000.00
Total liabilities	4,385,925,000.00	81,938,728,000.00	10,257,000.00	191,623,000.00	82,130,351,000.00
Net monetary assets (liabilities)	(2,554,398,000.00)	(47,721,774,000.00)	16,802,000.00	313,899,000.00	[7] (47,407,875,000.00)

30 of 79

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT – ADVERTISING	14,411,454,000.00	178,287,000.00	0	14,589,741,000.00
CONTENT – NETWORK SUBSCRIPTION REVENUE	2,584,667,000.00	978,034,000.00	0	3,562,701,000.00
CONTENT – LICENSING AND SYNDICATION	841,081,000.00	9,587,339,000.00	0	10,428,420,000.00
SKY (INCLUDES LEASING OF SET –TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO
SKY – DTH BROADCAST SATELLITE TV	14,686,181,000.00	0	1,044,607,000.00	15,730,788,000.00
SKY – PAY PER VIEW	109,438,000.00	0	9,733,000.00	119,171,000.00
SKY – ADVERTISING	690,366,000.00	0	0	690,366,000.00
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE – DIGITAL TV SERVICE	10,535,117,000.00	0	0	10,535,117,000.00
CABLE – BROADBAND SERVICES	9,674,544,000.00	0	0	9,674,544,000.00
CABLE – SERVICE INSTALLATION	229,070,000.00	0	0	229,070,000.00
CABLE – PAY PER VIEW	16,119,000.00	0	0	16,119,000.00
CABLE - ADVERTISING	871,429,000.00	0	0	871,429,000.00
CABLE – TELEPHONY	1,884,554,000.00	0	0	1,884,554,000.00
CABLE – OTHER INCOME	171,270,000.00	0	0	171,270,000.00
BESTEL, METRORED
CABLE – ENTERPRISE OPERATIONS	3,220,518,000.00	0	112,693,000.00	3,333,211,000.00
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, CARAS, VANIDADES, COSMOPOLITAN, NATIONAL GEOGRAPHIC, MUY INTERESANTE, TÚ, SKY VIEW, COCINA FÁCIL, MARVEL SEMANAL, AUTOMOVIL PANAMERICANO, ALBUM PANINI RUSIA 2018
PUBLISHING – MAGAZINE CIRCULATION	406,937,000.00	0	83,514,000.00	490,451,000.00
PUBLISHING – ADVERTISING	338,120,000.00	0	130,244,000.00	468,364,000.00
PUBLISHING – OTHER INCOME	3,969,000.00	0	0	3,969,000.00
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	607,133,000.00	3,261,000.00	439,664,000.00	1,050,058,000.00
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,094,579,000.00	92,721,000.00	0	1,187,300,000.00
PLAY CITY
GAMING	1,934,910,000.00	0	0	1,934,910,000.00
TELEVISA RADIO
RADIO – ADVERTISING	665,972,000.00	0	0	665,972,000.00
HOLA MÉXICO, CINE PREMIERE, GLAMOUR MEXICO, MINI REVISTA MINA, ENTREPRENEUR, SELECCIONES, GUÍA DE BIENESTAR SELECCIONES, FÚTBOL TOTAL ESPECIAL, MONEDAS Y BILLETES DEL MUNDO, ALGARABIA, VOGUE MEXICO
PUBLISHING DISTRIBUTION	208,935,000.00	0	27,602,000.00	236,537,000.00
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(3,320,478,000.00)	0	(6,502,000.00)	(3,326,980,000.00)
TOTAL	61,865,885,000.00	10,839,642,000.00	1,841,555,000.00	74,547,082,000.00

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1

TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2018, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of September 30, 2018, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from July to September 2018, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

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The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation  in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

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1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $144,600,000 (One hundred forty four million six hundred thousand U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $ 51,485,389.7 (Fifty one million four hundred eighty five thousand three hundred eighty nine Mexican pesos 70/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2018
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (4)	Previous Quarter (5)	Current Quarter Dr (Cr) (4)	Previous Quarter Dr (Cr) (5)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	274,442	302,579	Monthly interest 2018-2021	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 5,000,000	TIIE 28 days / 6.5716%	TIIE 28 days / 6.5716%	207,427	221,836	Monthly interest 2018-2022	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	39,902	39,258	Monthly interest 2018-2022	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	29,017	28,186	Monthly interest 2018-2022	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	14,089	9,769	Monthly interest 2018-2023	Does not exist (6)

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Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (4)	Previous Quarter (5)	Current Quarter Dr (Cr) (4)	Previous Quarter Dr (Cr) (5)	Maturing per Year
Forward (1)	Hedging	U.S.$249,000 /Ps.4,895,461	U.S.$249,000 /Ps.4,895,461	U.S.$291,125 /Ps.5,685,784	(69,599)	263,454	Monthly interest 2018-2019	Does not exist (6)
Forward (1)	Hedging	U.S.$155,100 / Ps.3,003,579	U.S.$155,100 / Ps.3,003,579	U.S.$115,200 / Ps.2,168,746	(51,165)	135,940	2018-2019	Does not exist (6)
Options (1)	Hedging	U.S.$613,750	U.S.$613,750	U.S.$613,750	45,772	345,507	2018	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps.1,221,933	TIIE 28 days / 5.246%	TIIE 28 days / 5.246%	39,970	48,711	Monthly Interest 2018-2022	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps.1,215,101	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	18,041	20,099	Monthly Interest 2018-2022	Does not exist (6)
Forward (2)	Hedging	U.S.$20,000 / Ps.392,024	U.S.$20,000 / Ps.392,024	-	(9,151)	-	2019	Does not exist (6)
Options (2)	Hedging	U.S.$41,250	U.S.$41,250	U.S.$41,250	3,355	24,589	2018	Does not exist (6)
Forward (3)	Hedging	U.S.$26,000 / Ps.509,114	U.S.$26,000 / Ps.509,114	-	(11,550)	-	2019	Does not exist (6)
Options (3)	Hedging	U.S.$85,625	U.S.$85,625	U.S.$85,625	4,972	39,877	2018	Does not exist (6)
				Total	535,522	1,479,805

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of September 30, 2018, is as follows:

Other financial assets	Ps.	72,921
Other non-current financial assets		604,066
Other financial liabilities		(130,014)
Other non-current financial liabilities		(11,451)
	Ps.	535,522

(5)	Information as of June 30, 2018.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	63,802,000.00	66,865,000.00
Balances with banks	2,201,683,000.00	1,694,394,000.00
Total cash	2,265,485,000.00	1,761,259,000.00
Cash equivalents
Short-term deposits, classified as cash equivalents	40,161,272,000.00	36,973,690,000.00
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	40,161,272,000.00	36,973,690,000.00
Other cash and cash equivalents	0	0
Total cash and cash equivalents	42,426,757,000.00	38,734,949,000.00
Trade and other current receivables
Current trade receivables	15,378,880,000.00	24,727,073,000.00
Current receivables due from related parties	833,282,000.00	860,220,000.00
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	2,751,311,000.00	2,074,046,000.00
Total current prepayments	2,751,311,000.00	2,074,046,000.00
Current receivables from taxes other than income tax	2,515,914,000.00	1,537,218,000.00
Current value added tax receivables	2,400,654,000.00	1,471,394,000.00
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	2,208,557,000.00	1,158,855,000.00
Total trade and other current receivables	23,687,944,000.00	30,357,412,000.00
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,045,297,000.00	1,492,947,000.00
Total current inventories	1,045,297,000.00	1,492,947,000.00
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	779,662,000.00	959,637,000.00
Investments in associates	9,826,236,000.00	13,151,115,000.00
Total investments in subsidiaries, joint ventures and associates	10,605,898,000.00	14,110,752,000.00
Property, plant and equipment
Land and buildings
Land	4,847,292,000.00	4,866,337,000.00
Buildings	4,668,512,000.00	4,871,925,000.00
Total land and buildings	9,515,804,000.00	9,738,262,000.00
Machinery	56,680,039,000.00	57,112,452,000.00
Vehicles
Ships	0	0
Aircraft	531,756,000.00	540,743,000.00
Motor vehicles	815,805,000.00	816,216,000.00
Total vehicles	1,347,561,000.00	1,356,959,000.00
Fixtures and fittings	561,709,000.00	563,142,000.00
Office equipment	2,369,662,000.00	2,459,789,000.00
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	12,841,109,000.00	13,485,066,000.00
Construction prepayments	0	0
Other property, plant and equipment	949,898,000.00	1,004,140,000.00
Total property, plant and equipment	84,265,782,000.00	85,719,810,000.00
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	1,020,279,000.00	1,409,494,000.00
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	2,974,854,000.00	2,797,708,000.00
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	16,906,031,000.00	17,566,606,000.00
Total intangible assets other than goodwill	20,901,164,000.00	21,773,808,000.00
Goodwill	14,112,626,000.00	14,112,626,000.00
Total intangible assets and goodwill	35,013,790,000.00	35,886,434,000.00
Trade and other current payables
Current trade payables	19,686,974,000.00	19,959,795,000.00
Current payables to related parties	757,103,000.00	991,469,000.00

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Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Accruals and deferred income classified as current
Deferred income classified as current	10,546,552,000.00	18,798,347,000.00
Rent deferred income classified as current	0	0
Accruals classified as current	3,495,568,000.00	3,431,706,000.00
Short-term employee benefits accruals	847,952,000.00	963,377,000.00
Total accruals and deferred income classified as current	14,042,120,000.00	22,230,053,000.00
Current payables on social security and taxes other than income tax	724,281,000.00	728,263,000.00
Current value added tax payables	57,939,000.00	51,918,000.00
Current retention payables	417,632,000.00	444,233,000.00
Other current payables	0	0
Total trade and other current payables	35,628,110,000.00	44,353,813,000.00
Other current financial liabilities
Bank loans current	1,004,397,000.00	307,023,000.00
Stock market loans current	0	0
Other current liabilities at cost	1,963,012,000.00	1,759,319,000.00
Other current liabilities at no cost	130,014,000.00	0
Other current financial liabilities	1,643,951,000.00	1,796,847,000.00
Total Other current financial liabilities	4,741,374,000.00	3,863,189,000.00
Trade and other non-current payables
Non-current trade payables	3,807,557,000.00	2,719,236,000.00
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	3,807,557,000.00	2,719,236,000.00
Other non-current financial liabilities
Bank loans non-current	12,873,923,000.00	13,795,409,000.00
Stock market loans non-current	104,480,048,000.00	108,197,719,000.00
Other non-current liabilities at cost	5,802,914,000.00	7,547,515,000.00
Other non-current liabilities at no cost	11,451,000.00	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	123,168,336,000.00	129,540,643,000.00
Other provisions
Other non-current provisions	53,685,000.00	54,263,000.00
Other current provisions	840,000.00	23,466,000.00
Total other provisions	54,525,000.00	77,729,000.00
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,207,713,000.00	2,298,822,000.00
Reserve of cash flow hedges	346,022,000.00	561,412,000.00
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	3,324,577,000.00	2,747,704,000.00
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(665,739,000.00)	(665,739,000.00)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0

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Concept	Close Current Quarter 2018-09-30	Close Previous Exercise 2017-12-31
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	272,125,000.00	208,057,000.00
Total other reserves	4,484,698,000.00	5,150,256,000.00
Net assets (liabilities)
Assets	287,965,500,000.00	297,220,101,000.00
Liabilities	182,399,586,000.00	197,563,187,000.00
Net assets (liabilities)	105,565,914,000.00	99,656,914,000.00
Net current assets (liabilities)
Current assets	76,492,663,000.00	81,102,203,000.00
Current liabilities	43,443,604,000.00	50,764,817,000.00
Net current assets (liabilities)	33,049,059,000.00	30,337,386,000.00

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2018-01-01 - 2018-09-30	Accumulated Previous Year 2017-01-01 - 2017-09-30	Quarter Current Year 2018-07-01 - 2018-09-30	Quarter Previous Year 2017-07-01 - 2017-09-30
Analysis of income and expense
Revenue
Revenue from rendering of services	52,578,242,000.00	50,123,757,000.00	17,719,723,000.00	16,859,022,000.00
Revenue from sale of goods	883,030,000.00	884,181,000.00	282,354,000.00	267,052,000.00
Interest income	0	0	0	0
Royalty income	10,012,770,000.00	6,140,135,000.00	3,374,292,000.00	2,094,858,000.00
Dividend income	0	0	0	0
Rental income	11,073,040,000.00	10,446,148,000.00	3,656,865,000.00	3,442,097,000.00
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	74,547,082,000.00	67,594,221,000.00	25,033,234,000.00	22,663,029,000.00
Finance income
Interest income	1,162,044,000.00	972,007,000.00	419,214,000.00	334,725,000.00
Net gain on foreign exchange	523,110,000.00	1,864,014,000.00	16,981,000.00	0
Gains on change in fair value of derivatives	0	9,164,000.00	0	57,435,000.00
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	1,685,154,000.00	2,845,185,000.00	436,195,000.00	392,160,000.00
Finance costs
Interest expense	7,036,960,000.00	6,690,433,000.00	2,394,989,000.00	2,194,183,000.00
Net loss on foreign exchange	0	0	0	119,648,000.00
Losses on change in fair value of derivatives	1,113,426,000.00	0	530,549,000.00	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	8,150,386,000.00	6,690,433,000.00	2,925,538,000.00	2,313,831,000.00
Tax income (expense)
Current tax	5,261,316,000.00	4,768,186,000.00	1,752,466,000.00	1,352,173,000.00
Deferred tax	(1,462,614,000.00)	(2,095,584,000.00)	(1,052,979,000.00)	(446,167,000.00)
Total tax income (expense)	3,798,702,000.00	2,672,602,000.00	699,487,000.00	906,006,000.00

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2017, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2018, except for the guidelines provided by the IFRS 15 and IFRS 9 that became effective beginning on January 1, 2018. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2018 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of interim financial reporting.

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[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of interim financial reporting.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. Beginning on July 25, 2018, the shares of the Company are also traded in Mexico in the form of CPOs on a new stock exchange (“Bolsa Institucional de Valores” or “BIVA”) under the ticker symbol TLEVISACPO. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and Warrants, that upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2017 and 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2018, except for the accounting changes described below in connection with the initial adoption of new IFRS Standards, which became effective on January 1, 2018.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on October 19, 2018, by the Group’s Principal Financial Officer.

The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

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In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017, except for the accounting changes described below in connection with the initial adoption of new IFRS Standards, which became effective on January 1, 2018.

In the first quarter of 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”), which are applicable for annual periods beginning on January 1, 2018. Although the Company’s management does not expect a material impact for the adoption of these new standards in the Group’s consolidated financial statements for the current year ending December 31, 2018, the Company’s evaluation of the impact could change if the Company enters into new revenue contracts with customers or new financial instruments agreements in the future, or interpretations of the guidance contained in these new standards further evolve.

IFRS 15

IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity applies to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

In connection with the initial adoption of IFRS 15 in the first quarter of 2018, the Company’s management (i) reviewed significant revenue streams and identified certain effects on the Group’s revenue recognition in the Sky and Cable segments; (ii) used the retrospective cumulative method, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the financial reporting standards in effect in those periods. Based on the Group’s existing customer contracts and relationships, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption. The more significant effects to the Group’s revenue recognition are described as follows:

Content
The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments. In connection with the initial adoption of IFRS 15, customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers advertising services to the customer. Under the guidelines of IFRS 15, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. The Company’s management has consistently recognized that an amount of consideration is due, for legal and finance purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term. Accordingly, there was no effect in the recognition of a contract liability for deposits and advances agreements with customers in the Group’s consolidated statement of financial position at the adoption date of IFRS 15.

Sky
Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group´s consolidated statement of financial position and amortized in the expected life of contracts with customers.

Cable
Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers. In the telecommunications business of this segment, as required by the new standard, the Company’s management reviewed the terms and conditions of the most significant contracts on an individual basis, and concluded that the effects of applying IFRS 15 were not significant at the adoption date.

The Group has recognized contract assets for incremental costs of obtaining contracts with customers, primarily commissions, which are classified as current and non-current other assets in its consolidated financial statements as of January 1 and September 30, 2018, as follows:

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	Sky		Cable		Total
Contract Assets:
At January 1, 2018	Ps.	2,452,540	Ps.	932,664	Ps.	3,385,204
Additions		604,214		435,712		1,039,926
Amortization		782,988		309,408		1,092,396
Total Contract Assets at September 30, 2018		2,273,766		1,058,968		3,332,734
Less:
Current Contract Assets		925,859		233,166		1,159,025
Total Non-current Contract Assets	Ps.	1,347,985	Ps.	825,802	Ps.	2,173,709

In connection with the contract assets referred to above and the initial adoption of IFRS 15, the Group recognized cumulative adjustments that increased consolidated retained earnings as of January 1, 2018, as follows:

	Retained Earnings		Income Taxes		Net

Controlling interest	Ps.	2,272,350	Ps.	(672,898)	Ps.	1,599,452
Non-controlling interests		1,112,854		(327,651)		785,203
Effect on Equity at January 1, 2018	Ps.	3,385,204	Ps.	(1,000,549)	Ps.	2,384,655

Additionally, the Group’s annual consolidated financial statements are expected to be impacted to some extent by the significant increase in disclosures required by the new standard.

IFRS 9

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value, with changes in fair value either through income or loss, or through other comprehensive income or loss. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, this standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9  considers under a new impairment approach that is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and change in those expected losses to profit or loss; in respect to hedging activities, IFRS 9 aligns hedge accounting more closely with an entity’s risk management through a principles-based approach, by means of which the range from 0.8 to 1.25 to declare a maintaining hedge is eliminated an in its place, an effective hedging instrument will be declared only if it supports the entity’s risk management strategy and maintain an effective hedge, and in lieu thereof, an instrument of effective hedge could be deemed this way if it is aligned with the entity’s management risks strategy; IFRS 9 establishes that an entity making an irrevocable election to present in other comprehensive income changes in fair value of an investment in an equity instrument that is not held for trading, should not transfer to profit or loss any amounts presented in other comprehensive income, but may transfer the cumulative gain or loss within equity; and IFRS 9 requires application of the integral retrospective method at the day of transition of this standard, which consists in restating the comparative periods presented in the consolidated financial statements.

In connection with the initial adoption of IFRS 9 in the first quarter of 2018, and based on the Group’s existing financial instruments, related contracts and hedge relationships as of December 31, 2017, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption.

In connection with expected credit losses of trade notes and accounts receivable, in conformity with the guidelines provided by IFRS 9, the Group recognized cumulative adjustments that decreased consolidated retained earnings as of January 1, 2018 as follows:

	Earnings (Losses)		Income Tax Benefit		Net

Controlling interest	Ps.	(169,540)	Ps.	50,862	Ps.	(118,678)
Non-controlling interests		(1,959)		588		(1,371)
Effect on Equity at January 1, 2018	Ps.	(171,499)	Ps.	51,450	Ps.	(120,049)

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In connection with the initial adoption of IFRS 9 which became effective on January 1, 2018, the Company has restated, certain financial asset amounts previously reported in the consolidated statement of financial position as of December 31, 2017, and the consolidated statement of income for the nine months ended September 30, 2017, in conformity with the guidelines provided by IFRS 9. Through December 31, 2017, the Company classified these financial assets as current temporary investments with changes in fair value through income or loss. Beginning on January 1, 2018, the Company classified these financial assets as non-current financial instruments with changes in fair value through other comprehensive income, based on its business model for managing financial assets and the contractual cash flow characteristics of these financial assets. In accordance with IFRS 9, this new classification requires retrospective application in comparative consolidated financial statements. The restatement made by the Group in connection with this accounting change is summarized as follows:

	Previously Reported Amount		Restatement Adjustment		Restated Amount (1)
Consolidated Statement of Financial Position as of December 31, 2017
Temporary investments	Ps.	6,013,678	Ps.	(5,942,500)	Ps.	71,178
Total current assets		87,044,703		(5,942,500)		81,102,203
Investments in financial instruments		43,996,852		5,942,500		49,939,352
Total non-current assets		210,175,398		5,942,500		216,117,898
Retained earnings		74,983,656		(551,109)		74,432,547
Accumulated other comprehensive income, net		4,599,147		551,109		5,150,256

Consolidated Statement of Income for the nine months ended September 30, 2017
Interest income	Ps.	1,445,715	Ps.	(473,708)	Ps.	972,007
Finance income		3,318,893		(473,708)		2,845,185
Finance expense, net		3,371,540		473,708		3,845,248
Income before income taxes		8,262,647		(473,708)		7,788,939
Income taxes		2,814,715		(142,113)		2,672,602
Net income		5,447,932		(331,595)		5,116,337
Net income attributable to stockholders of the Company		3,961,646		(331,595)		3,630,051

(1)
The Company restated, certain previously reported figures as of December 31, 2017 and for the nine months ended September 30, 2017, as if the accounting change required by IFRS 9 had been applied beginning on January 1, 2017.

IFRS 16

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that current long-term operating leases will be recognized in the companies’ statements of financial position, increasing the visibility of their right of use assets and lease liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. The Company’s management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures.

The Company will adopt the guidelines of IFRS 16 beginning in the first quarter of 2019 by using the retrospective cumulative method, which consists of recognizing any cumulative adjustment due to the new standard at the date of initial adoption in consolidated equity. While the Group is not yet in a position to assess the full impact of applying the new standard, the Company’s management expects that the impact of recording the required lease liabilities and the corresponding right-to-use assets will increase total assets and liabilities in its consolidated statement of financial position primarily in connection with non-cancellable lease commitments for the use of real estate property and satellite transponders. IFRS 16 will also affect the presentation of the consolidated statement of income as the Group shall recognize a depreciation of rights of use for long-term lease agreements, and a finance expense for interest from related financial liabilities, instead of affecting costs and expenses for these lease agreements as they are recognized under the current standard. The Company’s management is currently assessing the impact of the new standard in the Group’s consolidated financial statements, including any changes to be made in the Group’s accounting policies as a lessee and lessor, as well as the design of effective controls over financial reporting in the different Group’s business segments, in connection with the new measurement and disclosures required for lessees by IFRS 16.

3.	Acquisitions and Dispositions

In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”), a media and telecom company in Spain, subject to the fulfillment of certain conditions and regulatory approvals. In June 2018, this transaction was closed and the Company sold its stake in Imagina and received proceeds in the aggregate amount of €284.5 million (Ps.6,603,751), of which €251.3 million (Ps.5,832,360) were in cash and €33.2 (Ps.771,391) were held in escrow and will be paid to the Company over time subject to customary terms and conditions under escrow agreements (see Notes 5 and 13).

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In March 2017, the Group entered into a joint venture agreement with Periódico Digital Sendero, S.A.P.I. de C.V. (“PDS”), an internet company that operates an online news website in Mexico City, and acquired a 50% equity interest in this joint venture for an aggregate cash amount of Ps.120,000. In September 2017, the Group made an additional cash contribution in the amount of Ps.42,500 in connection with its 50% equity interest in this joint venture (see Note 5).

4.	Investments in financial instruments

At September 30, 2018 and December 31, 2017, the Group had the following investments in financial instruments:

	September 30, 2018		December 31, 2017 (1)
At fair value through other comprehensive income:
Warrants issued by UHI (2)	Ps.	33,510,145	Ps.	36,395,183
Open Ended Fund (3)		7,798,773		7,297,577
Other financial assets (4)		7,227,068		5,942,500
		48,535,986		49,635,260
Other financial instruments		937		304,092
	Ps.	48,536,923	Ps.	49,939,352

(1)
The Company restated, certain financial assets amounts previously reported as of September 30, 2017, in connection with the initial recognition of IFRS 9, as if the accounting change had been applied beginning on January 1, 2017.

(2)
The Group’s Warrants are exercisable for UHI’s common stock, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share. The Warrants do not entitle the holder to any voting rights as a stockholder of UHI. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. These Warrants are classified as financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity (see Notes 5 and 9).

(3)
The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(4)
Other financial assets include equity instruments (publicly traded instruments). The fair value is based on quoted market prices. In connection with these equity instruments, the Group recognizes any changes in fair value in other comprehensive income or loss in consolidated equity (see Note 2). In the third quarter of 2018, the Company invested in corporate fixed income securities with long-term maturities in the aggregate amount of Ps.76,163 as of September 30, 2018, which were classified as other financial assets with changes in fair value in other comprehensive income or loss in consolidated equity, in accordance with the Group’s business model to manage these financial instruments and their contractual cash flows characteristics.

A roll forward of financial assets at fair value through other comprehensive income for the nine months ended September 30, 2018 and 2017, is presented as follows:

	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Financial Assets		Total
At January 1, 2018	Ps.	36,395,183	Ps.	7,297,577	Ps.	5,942,500	Ps.	49,635,260
This year investments		-		-		76,245		76,245
Change in fair value in other comprehensive income		(2,885,038)		501,196		1,208,323		(1,175,519)
At September 30, 2018	Ps.	33,510,145	Ps.	7,798,773	Ps.	7,227,068	Ps.	48,535,986

	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Financial Assets		Total
At January 1, 2017	Ps.	38,298,606	Ps.	6,456,392	Ps.	5,258,432	Ps.	50,013,430
Change in other finance income		-		-		(72,477)		(72,477)
Change in fair value in other comprehensive income		(3,323,690)		(7,152)		473,708		(2,857,134)
At September 30, 2017	Ps.	34,974,916	Ps.	6,449,240	Ps.	5,659,663	Ps.	47,083,819

(1)
The foreign exchange loss for the nine months ended September 30, 2018 and 2017, derived from the hedged Warrants issued by UHI and the investment in Open Ended Fund was hedged by foreign exchange gain in the consolidated statement of income in the amount of Ps.1,903,147 and Ps.96,477; and Ps.4,463,380 and Ps.433,908, respectively (see Notes 8 and 14).

The maximum exposure to credit risk of the investments in financial instruments as of September 30, 2018 and 2017 is the carrying value of the financial assets mentioned above.

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5.	Investments in Associates and Joint Ventures

At September 30, 2018 and December 31, 2017, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of September 30, 2018	September 30, 2018		December 31, 2017
Associates:
UHI (1)	10.0%	Ps.	8,427,891	Ps.	8,144,843
Imagina (2)	-		-		3,845,823
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (3)	40.0%		1,294,655		1,059,391
Other	-		103,690		101,058
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (4)	33.3%		594,026		720,806
PDS (5)	50.0%		185,636		180,159
The Second Screen Company Latam, S.L. (“The Second Screen”)	-		-		58,672
		Ps.	10,605,898	Ps.	14,110,752

(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of September 30, 2018 and December 31, 2017, owned 1,110,382 Class “C” shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of September 30, 2018 and December 31, 2017, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of September 30, 2018 and December 31, 2017, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors, of 22 available board seats; and (iv) was party to a program license agreement (“PLA”), as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 4, 9, 12 and 14).

(2)
Through May 31, 2018, the Company accounted for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina. In June 2018, this investment was sold by the Company and the Group recognized a pre-tax gain on disposition of this investment in the aggregate amount of Ps. 3,547,387 in consolidated other income for the six months ended June 30, 2018, including a cumulative foreign currency translation gain derived from this investment in the amount of Ps.722,023, which was reclassified from other comprehensive income in consolidated equity (see Notes 3 and 13).

(3)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. In 2017, the stockholders of OCEN approved the payment of a dividend in the amount of Ps.340,000, of which Ps.136,000 was paid to the Group. As of September 30, 2018 and December 31, 2017, the investment in OCEN included a goodwill of Ps.359,613.

(4)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of September 30, 2018 and December 31, 2017, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the nine months ended September 30, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.109,725. During the year ended December 31, 2017, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.203,945. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.640,978, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2027. During the nine months ended September 30, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.109,712. During the year ended December 31, 2017, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.47,885. The net investment in GTAC as of September 30, 2018 and December 31, 2017, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.828,664 and Ps.929,516, respectively (see Note 9).

(5)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of September 30, 2018 and December 31, 2017, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837 (see Note 3).

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6.	Property, Plant and Equipment, Net

Property, plant and equipment as of September 30, 2018 and December 31, 2017, consisted of:

	September 30, 2018		December 31, 2017
Buildings	Ps.	9,253,328	Ps.	9,287,456
Building improvements		279,320		279,336
Technical equipment		126,547,003		117,466,054
Satellite transponders		10,301,713		10,301,713
Furniture and fixtures		1,193,001		1,121,639
Transportation equipment		2,957,130		2,830,108
Computer equipment		8,375,782		7,665,913
Leasehold improvements		2,945,978		2,747,307
		161,853,255		151,699,526
Accumulated depreciation		(95,275,874)		(84,331,119)
		66,577,381		67,368,407
Land		4,847,292		4,866,337
Construction and projects in progress		12,841,109		13,485,066
	Ps.	84,265,782	Ps.	85,719,810

Depreciation charged to income for the nine months ended September 30, 2018 and 2017, was Ps.12,634,011 and Ps.11,820,858, respectively. Additional depreciation charged to income for the nine months ended September 30, 2017 was classified as other expense, net, in the amount of Ps.21,227 (see Note 17).

During the nine months ended September 30, 2018 and 2017, the Group invested Ps.12,875,371 and Ps.11,497,184, respectively, in property, plant and equipment as capital expenditures that correspond mainly to the Cable and Sky segments.

7.	Intangible Assets, Net

The balances of intangible assets as of September 30, 2018 and December 31, 2017, were as follows:

	September 30, 2018										December 31, 2017
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite useful lives:
Goodwill					Ps.	14,112,626					Ps.	14,112,626
Trademarks						580,552						615,147
Concessions						15,166,067						15,166,067
Intangible assets with finite useful lives:
Trademarks	Ps.	1,891,306	Ps.	(1,451,579)		439,727	Ps.	1,891,306	Ps.	(1,096,959)		794,347
Concessions		553,505		(193,727)		359,778		553,505		(110,701)		442,804
Licenses and software		8,577,881		(5,603,027)		2,974,854		7,470,669		(4,672,961)		2,797,708
Subscriber lists		6,199,024		(6,046,365)		152,659		6,203,875		(5,404,722)		799,153
Other intangible assets		4,321,205		(3,093,678)		1,227,527		3,940,692		(2,782,110)		1,158,582
	Ps.	21,542,921	Ps.	(16,388,376)	Ps.	35,013,790	Ps.	20,060,047	Ps.	(14,067,453)	Ps.	35,886,434

Amortization charged to income for the nine months ended September 30, 2018 and 2017, was Ps.2,052,717 and Ps.1,910,876, respectively. Additional amortization charged to income for the nine months ended September 30, 2018 and 2017, was Ps.301,347 and Ps.402,968, respectively, primarily in connection with amortization of soccer player rights. Additional amortization charged to income for the nine months ended September 30, 2017, was classified as other expense, net, in the amount of Ps.6,356 (see Note 17).

During the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with an expected payment to be made for renewal in 2021, which amount will be determined by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021.

In the third quarter of 2018, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down. Accordingly, the Group has reduced its cash flow expectations for some of its operations. As a result of such evaluation, the Group recognized an impairment loss for trademarks with indefinite useful lives related to its Publishing business, for an aggregate amount of Ps.34,564, in other expense, net, in the consolidated statement of income for the nine months ended September 30, 2018.

As of September 30, 2018 and 2017, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Content, Sky and Cable segments.

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8.	Debt, Finance Lease Obligations and Other Notes Payable

As of September 30, 2018 and December 31, 2017, debt, finance lease obligations and other notes payable were as follows:

					September 30, 2018		December 31, 2017
	Principal		Finance Costs		Total		Total
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	11,209,320	Ps.	(249,011)	Ps.	10,960,309	Ps.	11,545,317
4.625% Senior Notes due 2026 (1)		5,604,660		(35,601)		5,569,059		5,872,203
8.5% Senior Notes due 2032 (1)		5,604,660		(23,844)		5,580,816		5,886,361
6.625% Senior Notes due 2040 (1)		11,209,320		(134,815)		11,074,505		11,683,468
5% Senior Notes due 2045 (1)		18,682,200		(451,022)		18,231,178		19,241,393
6.125% Senior Notes due 2046 (1)		16,813,980		(130,056)		16,683,924		17,600,943
Total U.S. dollar debt		69,124,140		(1,024,349)		68,099,791		71,829,685
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		(14,694)		9,985,306		9,980,016
TIIE + 0.35% Notes due 2021 (2)		6,000,000		(5,345)		5,994,655		5,993,104
TIIE + 0.35% Notes due 2022 (2)		5,000,000		(6,319)		4,993,681		4,992,388
8.79% Notes due 2027 (2)		4,500,000		(21,430)		4,478,570		4,476,801
8.49% Senior Notes due 2037 (1)		4,500,000		(13,534)		4,486,466		4,485,922
7.25% Senior Notes due 2043 (1)		6,500,000		(58,420)		6,441,580		6,439,803
Bank loans (3)		6,000,000		(30,289)		5,969,711		5,964,354
Bank loans (Sky) (4)		5,500,000		-		5,500,000		5,500,000
Bank loans (TVI) (5)		2,411,410		(2,802)		2,408,608		2,638,078
Total Mexican peso debt		50,411,410		(152,833)		50,258,577		50,470,466
Total debt (6)		119,535,550		(1,177,182)		118,358,368		122,300,151
Less: Current portion of long-term debt		1,005,406		(1,009)		1,004,397		307,023
Long-term debt, net of current portion	Ps.	118,530,144	Ps.	(1,176,173)	Ps.	117,353,971	Ps.	121,993,128
Finance lease obligations:
Satellite transponder lease obligation (7)	Ps.	4,427,482	Ps.	-	Ps.	4,427,482	Ps.	4,938,049
Other (8)		779,382		-		779,382		684,725
Total finance lease obligations		5,206,864		-		5,206,864		5,622,774
Less: Current portion		683,481		-		683,481		580,884
Finance lease obligations, net of current portion	Ps.	4,523,383	Ps.	-	Ps.	4,523,383	Ps.	5,041,890

Other notes payable:
Total other notes payable (9)	Ps.	2,559,062	Ps.	-	Ps.	2,559,062	Ps.	3,684,060
Less: Current portion		1,279,531		-		1,279,531		1,178,435
Other notes payable, net of current portion	Ps.	1,279,531	Ps.	-	Ps.	1,279,531	Ps.	2,505,625

(1)
The Senior Notes due between 2025 and 2046, in the aggregate outstanding principal amount of U.S.$3,700 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, i n which case the securities will be redeemable, in whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841,716 (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date.

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(2)
In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the TIIE plus 35 basis points per annum and is payable every 28 days. Interest on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2020 and 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding Notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. The Company prepaid the remaining of certain credit agreement with Mexican Bank with original maturity in 2018 principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest.

(4)
In March 2016, Sky (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities in 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500,000.

(5)
As of September 30, 2018 and December 31, 2017, included outstanding balances in the aggregate principal amount of Ps. 2,411,410 and Ps.2,642,027, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2018 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)
Total debt is presented net of unamortized finance costs as of September 30, 2018 and December 31, 2017, in the aggregate amount of Ps.1,177,182 and Ps.1,250,746, respectively, and does not include related interest payable in the aggregate amount of Ps.1,643,951 and Ps.1,796,847, respectively.

(7)
Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service (see Note 6).

(8)
Includes minimum lease payments of property and equipment under leases that qualify as finance leases. In September 30, 2018 and December 31, 2017, includes Ps.708,872 and Ps. 571,420, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029. This lease agreement provides for annual payments through 2020 and 2028. Other finance leases have terms, which expire at various dates between 2018 and 2020.

(9)
Notes payable issued by the Company in connection with the acquisition in 2016 of a non-controlling interest in TVI. As of September 30, 2018 and December 31, 2017, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.2,624,375 and Ps.3,808,395, respectively, including interest of Ps.249,375 and Ps. 316,395, respectively. Accumulated accrued interest for this transaction amounted to Ps.184,062 and Ps.192,060 as of September 30, 2018 and December 31, 2017, respectively. This was regarded as a Level 2 debt, which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments. In March 2017, the Group prepaid a portion of the outstanding other notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292,438, which included accrued interest at the payment date.

As of September 30, 2018, the Group has complied with the covenants contained in the debt agreements.

As of September 30, 2018 and December 31, 2017, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and Open Ended Fund (hedged items) were as follows:

		September 30, 2018					December 31, 2017
Hedged items		Millions of U.S. dollars	Thousands of Mexican pesos			Millions of U.S. dollars	Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.	$451.1	Ps.	8,427,892	U.S.	$413.3	Ps.	8,144,843
Warrants issued by UHI (foreign currency fair value hedge)		1,793.7		33,510,145		1,847.0		36,395,183
Open Ended Fund (foreign currency fair value hedge) (1)		417.4		7,798,773		180.0		3,546,918
Total	U.S.	$2,662.2	Ps.	49,736,810	U.S.	$2,440.3	Ps.	48,086,944

(1)
Beginning in the second quarter of 2018, the Group has designated an additional portion of the outstanding principal amount of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its entire investment in Open Ended Fund. Through March 31, 2018, the designated U.S. dollar debt for this fair value hedge of foreign exchange exposure was related to the initial investment in Open Ended Fund.

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The foreign exchange loss or gain derived from the Company’s Senior Notes designated as hedging instruments amounted to a foreign exchange gain of Ps.2,441,199 and Ps.5,756,925 for the nine months ended September 30, 2018 and 2017, respectively, which was offset in those periods by (i) foreign currency translation loss of Ps.(441,575) and Ps.(859,637), respectively, derived from the hedged net investment in shares of UHI; (ii) foreign exchange loss of Ps.(1,903,147) and Ps.(4,463,380), respectively, derived from hedged Warrants issued by UHI; and (iii) a foreign exchange loss of Ps.(96,477) and Ps.(433,908), respectively, derived from the hedged Open Ended Fund (see Notes 4 and 14).

The table below analyzes the Group’s debt, finance lease obligations and other notes payable into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date:

	Less than 12 Months October 1, 2018 to September 30, 2019		12-36 Months October 1, 2019 to September 30, 2021		36-60 Months October 1, 2021 to September 30, 2023		Maturities Subsequent to September 30, 2023		Total
Debt (1)	Ps.	1,005,406	Ps.	18,109,978	Ps.	15,796,026	Ps.	84,624,140	Ps.	119,535,550
Finance lease obligations		683,481		1,086,696		1,016,369		2,420,318		5,206,864
Other notes payable		1,279,531		1,279,531		-		-		2,559,062
Total debt, finance lease obligations and other notes payable	Ps.	2,968,418	Ps.	20,476,205	Ps.	16,812,395	Ps.	87,044,458	Ps.	127,301,476

(1)	The amounts of debt are disclosed on a principal amount basis.

9.	Financial Instruments

The Group’s financial instruments presented in the condensed consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, long-term loan receivable from GTAC, Warrants that are exercisable for UHI’s common stock, equity instruments and debt securities classified as financial assets at fair value through other comprehensive income, investments in securities in the form of an open-ended fund classified as financial assets at fair value through other comprehensive income, accounts payable, debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of financial assets at fair value through other comprehensive income, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of September 30, 2018 and December 31, 2017, were as follows:

	September 30, 2018				December 31, 2017
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	42,426,757	Ps.	42,426,757	Ps.	38,734,949	Ps.	38,734,949
Temporary investments		41,300		41,300		71,178		71,178
Trade notes and accounts receivable, net		15,378,880		15,378,880		24,727,073		24,727,073
Warrants issued by UHI (see Note 4)		33,510,145		33,510,145		36,395,183		36,395,183
Long-term loans and interest receivable from GTAC (see Note 5)		828,664		835,224		929,516		937,137
Other financial instruments (see Note 4)		-		-		287,605		284,443
Open Ended Fund (see Note 4)		7,798,773		7,798,773		7,297,577		7,297,577
Other Financial assets (see Note 4)		7,227,068		7,227,068		5,942,500		5,942,500

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	28,023,300	Ps.	32,583,812	Ps.	29,557,650	Ps.	36,635,229
Senior Notes due 2045		18,682,200		17,410,689		19,705,100		20,068,856
Senior Notes due 2037 and 2043		11,000,000		8,488,120		11,000,000		9,171,610
Senior Notes due 2026 and 2046		22,418,640		23,965,750		23,646,120		27,294,835
Notes due 2020		10,000,000		9,712,700		10,000,000		9,702,300
Notes due 2021		6,000,000		5,942,766		6,000,000		6,090,900
Notes due 2022		5,000,000		4,929,320		5,000,000		5,063,300
Notes due 2027		4,500,000		4,233,915		4,500,000		4,442,940
Long-term notes payable to Mexican banks		13,911,410		13,705,187		14,142,027		13,917,175
Finance lease obligations		5,206,864		5,104,588		5,622,774		5,360,933
Other notes payable		2,559,062		2,357,619		3,684,060		3,319,414

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The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of September 30, 2018 and December 31, 2017, were as follows:

September 30, 2018: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Assets:
Derivatives not recorded as accounting hedges:
TVI’s options	Ps.	3,355	U.S.$	41,250	December 2018
Empresas Cablevision´s options		4,972	U.S.$	85,625	December 2018
Options		45,772	U.S.$	613,750	December 2018
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap		39,970	Ps.	1,221,933	April 2019 through May 2022
TVI’s interest rate swap		18,041	Ps.	1,215,101	April 2022
Interest rate swap		274,442	Ps.	6,000,000	April 2021
Interest rate swap		207,427	Ps.	5,000,000	May 2022
Interest rate swap		39,902	Ps.	2,000,000	October 2022
Interest rate swap		29,017	Ps.	1,500,000	October 2022
Interest rate swap		14,089	Ps.	2,500,000	February 2023
Total assets	Ps.	676,987

Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forwards	Ps.	9,151	U.S.$	20,000	January 2019 through March 2019
Empresas Cablevision´s forwards		11,550	U.S.$	26,000	January 2019 through March 2019
Forward		51,165	U.S.$	155,100	October 2018 through March 2019

Derivatives recorded as accounting hedges (cash flow hedges):
Forward		69,599	Ps.	249,000	November 2018 through November 2019
Total liabilities	Ps.	141,465

December 31, 2017: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Assets:
Derivatives not recorded as accounting hedges:
TVI’s options	Ps.	100,700	U.S.$	96,250	December 2018
Empresas Cablevision´s options		110,137	U.S.$	115,000	December 2018
Options		795,010	U.S.$	779,250	December 2018
Forward		397,037	U.S.$	230,400	January 2018 through December 2018
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap		61,997	Ps.	1,296,783	April 2019 through May 2022
TVI’s interest rate swap		22,112	Ps.	1,370,868	April 2022
Interest rate swap		344,958	Ps.	6,000,000	April 2021
Interest rate swap		241,561	Ps.	5,000,000	May 2022
Interest rate swap		43,222	Ps.	2,000,000	October 2022
Interest rate swap		31,906	Ps.	1,500,000	October 2022
Interest rate swap		3,077	Ps.	1,000,000	February 2023
Forward		112,157	U.S.$	224,000	January 2018 through November 2018
Total assets	Ps.	2,263,874

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UHI Warrants

The Group determined the fair value of its investment in Warrants using the Black-Scholes pricing model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of September 30, 2018 and December 31, 2017, included UHI stock’s spot price of U.S.$391 and U.S.$402 per share, respectively, and UHI stock’s expected volatility of 36% and 32%, respectively.

The Company’s management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures that were exchanged for Warrants in 2015) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the Warrants issued by UHI as financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Note 4).

10.	Capital Stock and Long-term Retention Plan

At September 30, 2018, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued(1)	Repurchased by the Company (2) (4)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	122,179.4	-	(5,525.9)	116,653.5
Series “B” Shares	58,019.7	-	(4,510.9)	53,508.8
Series “D” Shares	88,554.1	-	(3,426.5)	85,127.6
Series “L” Shares	88,554.1	-	(3,426.5)	85,127.6
Total	357,307.3	-	(16,889.8)	340,417.5
Shares in the form of CPOs	296,023.0	-	(11,454.4)	284,568.6
Shares not in the form of CPOs	61,284.3	-	(5,435.4)	55,848.9
Total	357,307.3	-	(16,889.8)	340,417.5
CPOs	2,530.1	-	(97.9)	2,432.2

(1)	As of September 30, 2018, the authorized and issued capital stock amounted to Ps.4,907,765 (nominal Ps.2,459,154).
(2)
During the nine months ended September 30, 2018, the Company repurchased 2,977.6 million shares, in the form of 25.5 million CPOs, in the amount of Ps.1,541,180, in connection with a share repurchase program that was approved by the Company’s stockholders.

(3)	In connection with the Company’s Long-Term Retention Plan.
(4)
On April 27, 2018, the Company’s stockholders approved to cancel in May 2018, 5,122.6 million shares of the Company’s capital stock in the form of 43.8 million CPOs, which were repurchased or acquired by the Company in 2017 and 2018.

A reconciliation of the number of shares and CPOs outstanding for the nine months ended September 30, 2018 and 2017, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2018	116,787.7	53,935.8	85,806.8	85,806.8	342,337.1	2,451.6
Repurchased (1)	(636.3)	(559.9)	(890.7)	(890.7)	(2,977.6)	(25.5)
Acquired (2)	(627.9)	(552.6)	(879.1)	(879.1)	(2,938.7)	(25.1)
Released (2)	1,130.0	685.5	1,090.6	1,090.6	3,996.7	31.2
As of September 30, 2018	116,653.5	53,508.8	85,127.6	85,127.6	340,417.5	2,432.2

	Series “A” Shares	Series“B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2017	116,283.3	53,800.8	85,592.1	85,592.1	341,268.3	2,445.5
Acquired (2)	(265.0)	(233.2)	(370.9)	(370.9)	(1,240.0)	(10.6)
Released (2)	1,337.9	868.6	1,381.6	1,381.6	4,969.7	39.5
As of September 30, 2017	117,356.2	54,436.2	86,602.8	86,602.8	344,998.0	2,474.4

(1)	In connection with a share repurchase program.
(2)	By a Company’s trust in connection with the Company’s Long-Term Retention Plan.

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Long-term Retention Plan

During the nine months ended September 30, 2018, the trust for the Long-term Retention Plan (i) acquired 2,938.7 million shares of the Company in the form of 25.1 million CPOs, in the amount of Ps.1,760,743 and (ii) released 3,645.7 million shares in the form of 31.2 million CPOs, and 351.0 million Series “A” Shares, in the aggregate amount of Ps.2,032,634. In November and December 2017, the Company made a funding for acquisition of shares in the aggregate amount of Ps.2,500,000 to the trust held for the Company’s Long-Term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.994,139 and Ps.1,097,918 for the nine months ended September 30, 2018 and 2017, respectively, which amount was reflected in consolidated operating income as administrative expense.

11.	Retained Earnings

As of September 30, 2018 and December 31, 2017, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2017, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2017, in the aggregate amount of Ps.1,084,192.

In April 2018, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991  per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2018, in the aggregate amount of Ps.1,068,868.

12.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of September 30, 2018 and December 31, 2017, were as follows:

	September 30, 2018		December 31, 2017
Current receivables:
UHI, including Univision (1)	Ps.	759,895	Ps.	657,601
Operadora de Centros de Espectáculos, S.A de C.V.		4,280		41,080
Televisa CJ Grand, S.A. de C.V. (Televisa CJ Grand)		2,519		77,991
Editorial Clío, Libros y Videos, S.A. de C.V.		6,447		23,045
Other		60,141		60,503
	Ps.	833,282	Ps.	860,220

Current payable:
UHI, including Univision (1)	Ps.	698,154	Ps.	964,959
GTAC		45,433		17,754
Other		13,516		8,756
	Ps.	757,103	Ps.	991,469

(1)
As of September 30, 2018 and December 31, 2017, the Group recognized a provision in the amount of Ps.698,154 and Ps.964,959, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. As of September 30, 2018 and December 31, 2017, receivables from UHI related primarily to the PLA amounted to Ps.759,895 and Ps.657,601, respectively.

In the nine months ended September 30, 2018 and 2017, royalty revenue from Univision amounted to Ps.5,612,644 and Ps.4,404,816, respectively.

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13.	Other Income or Expense, Net

Other income (expense) for the nine months ended September 30, 2018 and 2017, is analyzed as follows:

	September 30, 2018		September 30, 2017
Gain on dispositions of investments (1)	Ps.	3,582,681	Ps.	26
Donations		(46,616)		(79,291)
Legal and financial advisory professional services (2)		(85,858)		(167,283)
Loss on disposition of property and equipment		(167,826)		(162,458)
Deferred compensation		(188,840)		(224,975)
Dismissal severance expense (3)		(359,922)		(728,148)
Impairment adjustment (4)		(34,564)		(73,390)
Other (expense) income, net (5)		(47,681)		138,669
	Ps.	2,651,374	Ps.	(1,296,850)

(1)
Includes for the nine months ended September 30, 2018, a gain of Ps.3,547,387 on disposition of a 19.9% equity in Imagina, and a gain of Ps.85,000 on disposition of a 50% equity in Televisa CJ Grand, a joint venture for a home shopping channel in Mexico (see Notes 3 and 5).

(2)	Includes primarily legal, financial advisory and professional services in connection with certain litigation and other matters.
(3)	Includes severance expense in connection with dismissals of personnel, as part of a cost reduction plan.
(4)	In 2018, the Group recognized an impairment adjustment in connection with trademarks in its Publishing business.
(5)
Certain 2017 figures previously reported as part of operating results of the Group´s Other Businesses segment in the net amount of Ps.36,610 and related to a Publishing business in Argentina and an online lottery business in Mexico, were reclassified for comparison purposes to other expense, net, as the businesses were disposed by the Group in the fourth quarter of 2017 (see Note 17).

14.	Finance Expense, Net

Finance (expense) income for the nine months ended September 30, 2018 and 2017, included:

	September 30, 2018		September 30, 2017(1)
Interest expense	Ps.	(7,036,960)	Ps.	(6,690,433)
Other finance expense, net (3)		(1,113,426)		-
Finance expense		(8,150,386)		(6,690,433)
Interest income (4)		1,162,044		972,007
Foreign exchange gain, net (2)		523,110		1,864,014
Other finance income, net (3)		-		9,164
Finance income		1,685,154		2,845,185
Finance expense, net	Ps.	(6,465,232)	Ps.	(3,845,248)

(1)
The Company restated, for comparison purposes, certain amounts previously reported as of September 30, 2017, in connection with the initial recognition of IFRS 9, as if the accounting change had been applied beginning on January 1, 2017 (see Note 2).

(2)
Foreign exchange gain or loss, net, included (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as a hedging instrument of the Group’s investments in UHI and Open Ended Fund, during the nine months ended September 30, 2018 and 2017; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar  on the Group’s U.S. dollar-denominated  monetary asset position during the nine months ended September 30, 2018 and 2017 (see Note 8). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.18.6822, Ps.19.7051, Ps.18.2250 and Ps.20.6356 as of September 30, 2018, December 31, 2017, September 30, 2017 and December 31, 2016, respectively.

(3)	In 2018 and 2017, other finance income or expense, net, included gain or loss from derivative financial instruments.
(4)	In 2018 and 2017, this line item included primarily gains from cash equivalents and instruments held for trading.

15.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings. As of September 30, 2018 and 2017, the estimated effective income tax rate for the years ended December 31, 2018 and 2017 was 35% and 34%, respectively.
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16.	Earnings per CPO/Share

At September 30, 2018 and 2017 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	September 30, 2018	September 30, 2017
Total Shares	340,766,999	344,045,439
CPOs	2,436,296	2,467,207
Shares not in the form of CPO units:
Series “A” Shares	55,719,661	55,381,518
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the nine months ended September 30, 2018 and 2017, are presented as follows:

	2018				2017
	Per CPO		Per Shares(*)		Per CPO		Per Shares(*)
Net income attributable to stockholders of the Company	Ps.	2.05	Ps.	0.02	Ps.	1.24	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	September 30, 2018	September 30, 2017
Total Shares	358,998,776	362,429,887
CPOs	2,544,568	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the nine months ended September 30, 2018 and 2017, are presented as follows:

	2018				2017
	Per CPO		Per Shares(*)		Per CPO		Per Shares(*)
Net income attributable to stockholders of the Company	Ps.	1.94	Ps.	0.02	Ps.	1.18	Ps.	. 0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

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17.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the nine months ended September 30, 2018 and 2017:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2018:
Content	Ps.	28,580,862	Ps.	2,126,551	Ps.	26,454,311	Ps.	10,818,400
Sky		16,540,325		322,191		16,218,134		7,552,707
Cable		26,715,314		422,795		26,292,519		11,296,829
Other Businesses		6,037,561		455,443		5,582,118		523,699
Segment total		77,874,062		3,326,980		74,547,082		30,191,635
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(3,326,980)		(3,326,980)		-		(1,567,935)
Depreciation and amortization		-		-		-		(14,686,728)
Consolidated total before other income		74,547,082		-		74,547,082		13,936,972	(1)
Other income, net		-		-		-		2,651,374
Consolidated total	Ps.	74,547,082	Ps.	-	Ps.	74,547,082	Ps.	16,588,346	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2017:
Content	Ps.	23,391,463	Ps.	1,867,968	Ps.	21,523,495	Ps.	8,905,712
Sky		16,627,715		77,347		16,550,368		7,782,536
Cable		24,455,437		116,431		24,339,006		10,363,068
Other Businesses (3)		5,570,136		388,784		5,181,352		275,553
Segment total		70,044,751		2,450,530		67,594,221		27,326,869
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(2,450,530)		(2,450,530)		-		(1,684,805)
Depreciation and amortization		-		-		-		(13,731,734)
Consolidated total before other expense		67,594,221		-		67,594,221		11,910,330	(1)
Other expense, net		-		-		-		(1,296,850)
Consolidated total	Ps.	67,594,221	Ps.	-	Ps.	67,594,221	Ps.	10,613,480	(2)

(1)	This amount represents operating income before other expense, net.
(2)	This amount represents consolidated operating income.
(3)
Certain 2017 figures for the nine months ended September 30, 2017, previously reported as part of operating results of the Group´s Other Businesses segment in the net amount of Ps.36,610 and related to a Publishing business in Argentina and an online lottery business in Mexico, were reclassified for comparison purposes to other expense, net, as the businesses were disposed of or suspended by the Group in the fourth quarter of 2017 (see Note 13).

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Disaggregation of Total Revenues

The table below presents total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the nine months ended September 30, 2018 and 2017:

	Domestic		Export		Abroad		Total
September 30, 2018:
Content:
Advertising	Ps.	14,411,454	Ps.	178,287	Ps.	-	Ps.	14,589,741
Network Subscription Revenue		2,584,667		978,034		-		3,562,701
Licensing and Syndication		841,081		9,587,339		-		10,428,420
Sky:
DTH Broadcast Satellite TV		14,686,181		-		1,044,607		15,730,788
Advertising		690,366		-		-		690,366
Pay-Per-View		109,438		-		9,733		119,171
Cable:
Digital TV Service		10,535,117		-		-		10,535,117
Advertising		871,429		-		-		871,429
Broadband Services		9,674,544		-		-		9,674,544
Telephony		1,884,554		-		-		1,884,554
Other Services		416,459		-		-		416,459
Enterprise Operations		3,220,518		-		112,693		3,333,211
Other Businesses:
Gaming		1,934,910		-		-		1,934,910
Soccer, Sports and Show Business Promotion		1,094,579		92,721		-		1,187,300
Publishing - Magazines		410,906		-		83,514		494,420
Publishing - Advertising		338,120		-		130,244		468,364
Publishing Distribution		208,935		-		27,602		236,537
Radio - Advertising		665,972		-		-		665,972
Feature Film Production and Distribution		607,133		3,261		439,664		1,050,058
Segment total		65,186,363		10,839,642		1,848,057		77,874,062
Intersegment eliminations		(3,320,478)		-		(6,502)		(3,326,980)
Consolidated total revenues	Ps.	61,865,885	Ps.	10,839,642	Ps.	1,841,555	Ps.	74,547,082

	Domestic		Export		Abroad		Total
September 30, 2017:
Content:
Advertising	Ps.	13,611,764	Ps.	198,963	Ps.	87,905	Ps.	13,898,632
Network Subscription Revenue		1,910,961		1,002,057		-		2,913,018
Licensing and Syndication		633,532		5,946,281		-		6,579,813
Sky:
DTH Broadcast Satellite TV		14,962,346		-		1,169,888		16,132,234
Advertising		353,057		-		-		353,057
Pay-Per-View		142,424		-		-		142,424
Cable:
Digital TV Service		9,664,672		-		-		9,664,672
Advertising		485,597		-		-		485,597
Broadband Services		8,340,348		-		-		8,340,348
Telephony		2,174,921		-		-		2,174,921
Other Services		377,543		-		-		377,543
Enterprise Operations		3,166,914		-		245,442		3,412,356
Other Businesses:
Gaming		1,898,776		-		-		1,898,776
Soccer, Sports and Show Business Promotion		910,599		86,781		-		997,380
Publishing - Magazines		351,529		-		125,925		477,454
Publishing - Advertising		446,457		-		194,744		641,201
Publishing Distribution		200,712		-		50,309		251,021
Radio - Advertising		588,513		-		-		588,513
Feature Film Production and Distribution		524,448		45,250		146,093		715,791
Segment total		60,745,113		7,279,332		2,020,306		70,044,751
Intersegment eliminations		(2,435,689)		-		(14,841)		(2,450,530)
Consolidated total revenues	Ps.	58,309,424	Ps.	7,279,332	Ps.	2,005,465	Ps.	67,594,221

Seasonality of Operations

The Group’s results of operations are seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2017 and 2016, the Group recognized 27.7% and 28.4%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

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The consolidated net income attributable to stockholders of the Company for the four quarters in the year ended September 30, 2018, is presented as follows:

Quarter	Quarterly	Accumulated(1)
4th/17	343,336	3,973,387
1st/18	677,558	677,558
2nd/18	4,297,372	4,974,930
3rd/18	978,011	5,952,941

(1)
The Company restated, for comparison purposes certain amounts previously reported as of September 30, 2017, in connection with the initial recognition of IFRS 9, as if the accounting change had been applied beginning on January 1, 2017 (see Note 2).

18.	Contingencies

On March 28, 2018, the Company announced that it was notified by the IFT of a resolution by which this authority indicates that it does not have elements to determine that the Company has substantial power in the market of restricted television and audio services. In compliance with the guidelines issued by the Mexican Supreme Court of Justice in a resolution dated February 7, 2018, this new resolution leaves without effect IFT’s prior determination of substantial power of February 24, 2017. With this resolution, any proceeding initiated by IFT under this file, to impose asymmetric measures on the Company and its subsidiaries related to the determination of substantial power is left without effect, and the measures directly provided for such purposes in current regulations are not to be applied.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of interim financial reporting.

Description of accounting policies and methods of computation followed in interim financial statements

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements, and where applicable, of its interim condensed consolidated financial statements, are summarized below.
(a)	Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

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The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments, as described below.

The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 6, 2018, by the Group’s Principal Financial Officer.
(b)	Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries Without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

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At December 31, 2017, 2016 and 2015, the main direct and indirect subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable and Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.
(2)	See Note 25 for a description of each of the Group’s business segments.
(3)	Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.
(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2017 and 2016, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the parent company of Innova Holdings and Innova was merged into CVQ. At the consolidated level, this merger had no effect (see Note 3).

(7)
Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. Through April 2015, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)
The Cablemás subsidiaries are directly and indirectly owned by CVQ. In January 2015, some Cablemás subsidiaries were directly owned by the Company, and some other subsidiaries were directly owned by TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, which was merged into CVQ in July 2015. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V. is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(11)
Through the third quarter of 2016, Grupo Cable TV, S.A. de C.V. (“Grupo Cable TV”) was an indirect subsidiary of CVQ. In June 2016, three former subsidiaries of Grupo Cable TV were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

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(12)
The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)	Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.
(14)
Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V. Certain subsidiaries of the Company in the Other Businesses segment, owned by TTelecom, were acquired by Villacezán in the third quarter of 2015, following the merger described above of TTelecom into CVQ.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee refered to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

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At December 31, 2017, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates

Content (broadcasting concessions)	In 2021
Sky	Various from 2018 to 2027
Cable	Various from 2018 to 2046
Other Businesses:
Radio (1)	Various from 2019 to 2037
Gaming	In 2030

(1)

Concessions for six Radio stations in the cities of San Luis Potosí, Guadalajara and Monterrey expired in 2015 and 2016, and were renewed in 2017 by the IFT. Concessions for nine Radio stations in the cities of Mexico City, Guadalajara and Veracruz expired in 2016, and were renewed by the IFT that year. The costs paid by the Group for renewal of these concessions in 2017 and 2016 amounted to an aggregate of Ps.37,848 and Ps.111,636, respectively. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The cost paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The amounts for renewal and obtaining new concessions were recognized in consolidated other intangible assets, and will be amortized in a period of 20 years by using the straight-line method (see Note 12).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.
(c)	Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2017 and 2016 (see Notes 3, 9 and 10).

The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
(d)	Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.
(e)	Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and functional currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

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Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$413.3 million (Ps.8,144,843) and U.S.$350.7 million (Ps.7,236,587) as of December 31, 2017 and 2016, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

The Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants and the initial investment in Open Ended Fund. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI and the initial investment in Open Ended Fund (hedged items), which amounted to Ps.36,395,183 (U.S.$1,847.0 million) and Ps.3,546,918 (U.S.$180.0 million) and Ps.38,298,606 (U.S.$1,855.9 million) and Ps.3,817,586 (U.S.$180.0 million) as of December 31, 2017 and 2016, respectively. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged Warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).
(f)	Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.
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As of December 31, 2017 and 2016, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.87% for U.S. dollar deposits and 6.72% for Mexican peso deposits in 2017, and approximately 0.36% for U.S. dollar deposits and 4.06% for Mexican peso deposits in 2016.
(g)	Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.
(h)	Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i)	Financial Assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non- current assets. The Group’s loans and receivables are presented as “trade notes and accounts receivable”, “other accounts and notes receivable” and “due from related parties” in the consolidated statement of financial position (see Note 7).

Held-to-maturity Investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment, if any. Any gain or loss arising from these investments is included in finance income or loss in the consolidated statement of income. Held-to-maturity investments are included in investments in financial instruments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as temporary investments (see Note 9).

Available-for-sale Financial Assets
Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through income or loss, and include debt securities and equity instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. Equity instruments in this category are those of companies in which the Group does not exercise joint control nor significant influence, but intent to hold for an indefinite term, and are neither classified as held for trading nor designated at fair value through income. After initial measurement, available-for-sale assets are measured at fair value with unrealized gains or losses recognized as other comprehensive income or loss until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss is recognized in the consolidated statement of income either in other finance income or expense (debt securities) or other income or expense (equity instruments). Interest earned whilst holding available-for-sale financial assets is reported as interest income using the effective interest rate method (see Notes 9 and 14).

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Financial Assets at Fair Value through Income
Financial assets at fair value through income are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than- temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.

For financial assets classified as held-to-maturity the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Impairment of Financial Assets Recognized at Amortized Cost
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.
(j)	Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful lives

Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated income statement.
(k)	Intangible Assets
Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, trademarks and concessions, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful lives

Trademarks	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

In the third quarter of 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions acquired or renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized as an expense and may be subsequently reversed under certain circumstances.
(l)	Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.

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(m)	Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2017 and 2016.
(n)	Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debt using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2017 and 2016.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(o)	Customer Deposits and Advances
Customer deposit and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.
(p)	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.
(q)	Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of the IFRSs. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

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(r)	Revenue Recognition
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.
•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.
•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.
•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
•

Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•

Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.
•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(s)	Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(t)	Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

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Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.
(u)	Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
(v)	Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2017, 2016 and 2015, certain derivative financial instruments qualified for hedge accounting (see Note 14).

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(w)	Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.
(x)	Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,489,884, Ps.1,410,492 and Ps.1,199,489 for the years ended December 31, 2017, 2016 and 2015, respectively, of which Ps.1,468,337, Ps.1,392,534 and Ps.1,184,524 was credited in consolidated stockholders’ equity for those years, respectively.
(y)	Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment other assets where the Group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognized as liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Leasehold improvements are depreciated at the lesser of its useful life or contract term.
(z)	New and Amended IFRSs
Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2018. The Company’s management does not expect the pronouncements effective for annual periods beginning on January 1, 2018 to have a material impact on the Group’s consolidated financial statements (see Note 27). The Company’s management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2019 will have on the Group’s consolidated financial statements. Some amendments and improvements to certain IFRSs became effective on January 1, 2017, and they did not have any significant impact on the Group’s consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Effective Date of IFRS 15	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1, 2019
Practice Statement 2	Making Materiality Judgements	September 14, 2017
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019

(1)    This new or amended standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2)    This new or amended standard is not expected to be applicable to the Group’s consolidated financial statements.

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Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, and amended in September 2015 and April 2016, and is effective for annual periods beginning on or after January 1, 2018. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. Upon adoption, IFRS 15 can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. See Note 27 for a discussion of the impact of adopting IFRS 15 in the Group’s consolidated financial statements as of January 1, 2018.

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers were issued in April 2016. These amendments clarify how to: (i) identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; (ii) determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, these amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010 with some amendments issued in 2011. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. See Note 27 for a discussion of the impact of adopting IFRS 9 on the Group’s consolidated financial statements as of January 1, 2018.

Amendments to IAS 40 Investment Property were issued in December 2016 and clarify the requirements on transfers to, or from, investment property.

IFRIC 22 Foreign Currency Transactions and Advance Consideration was issued in December 2016 and addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions were issued in June 2016 and clarify how to account for certain types of share-based payment transactions.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Group will adopt IFRS 16 in the first quarter of 2019. The Company’s management continues to evaluate the impact that IFRS 16 will have on the Group’s consolidated financial statements and disclosures. While the Company’s management is not yet in a position to assess the full impact of the application of the new standard, the Group expects that the impact of recording lease liabilities and the corresponding right-to-use assets will increase the Group’s consolidated total assets and liabilities primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property and satellite transponders (see Note 26), with a minimal effect on its consolidated equity. The Company’s management has already started with the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, as well as the design and implementation of effective controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16.

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Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, IFRIC 23 addresses: (a) whether an entity considers uncertain tax treatments separately; (b) the assumptions an entity makes about the examination of tax treatments; (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, including an entity’s consideration of whether it is probable that a taxation authority will accept an uncertain tax treatment; and (d) how an entity considers changes in facts and circumstances.

Practice Statement IFRS 2 Making Materiality Judgements was issued in September 2017. This Practice Statement provides guidance on how to use judgement when selecting information to provide in financial statements prepared applying IFRSs. It is a non-mandatory standard companies are permitted to apply to financial statements prepared any time after September 14, 2017.

Annual Improvements to IFRSs 2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Standard	Subject of Amendment

IFRS 3 Business Combinations	Previously held interest in a joint operation.
IFRS 11 Joint Arrangements	Previously held interest in a joint operation.
IAS 12 Income Taxes	Income tax consequences of payments on financial instruments classified as equity.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalization.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures were issued in October 2017. The amendments clarify that a company applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IFRS 9 Prepayment Features with Negative Compensation were issued in October 2017. These amendments enable entities to measure at amortized cost some prepayable financial assets with so-called negative compensation. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

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Amendments to IAS 19 Employee Benefits (“IAS 19”) were issued in February 2018. When a change to a defined benefit plan (amendment, curtailment or settlement) takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. These amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan. By requiring the use of updated assumptions, the amendments are expected to provide useful information to users of financial statements. An entity shall apply these amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. Earlier application is permitted.

Dividends paid, ordinary shares:	[8] 1,068,868,000.00
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	[9] 0.002991453
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current non-financial assets: As of September 30, 2018 and December 31, 2017, includes transmission rights and programming for Ps. 6,650,179 thousand and  Ps.5,890,866, thousand, respectively.

[2] ↑
Non-current assets – Other non-current non-financial assets: As of September 30, 2018 and December 31, 2017, includes transmission rights and programming for Ps. 8,554,773 thousand and Ps.8,158,521 thousand, respectively.

[3] ↑
Total basic earnings (loss) per share: This information  is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.

[4] ↑
Total diluted earnings (loss) per share: This information  is related to earnings per diluted CPO.

[5] ↑
Breakdown of credits:
The Notes due 2021 and 2022 were contracted at a variable rate and the Notes due 2020 and 2027 were contracted at a fixed rate.

The "Senior Notes" due in 2037, 2043, 2025, 2032, 2040, 2045, 2026 and 2046 were contracted at a fixed rate.

The exchange rates for the credits denominated  in foreign currency were as follows:

Ps. 18.6822  pesos per US dollar

Bank loans, Notes and Senior Notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,177,182.

For more information on debt; see Note 8 Notes to the Unaudited Condensed Consolidated Financial  Statements.

[6] ↑
Included Notes payable transferred to BBVA Bancomer by original creditor

[7] ↑
Monetary foreign currency position:

The exchange rates used for translation were as follows :

Ps.	18.6822	pesos per US dollar
	21.7073	pesos per euro
	14.4634	pesos per canadian dollar
	0.4903	pesos per argentinean peso
	0.5657	pesos per uruguayan peso
	0.0280	pesos per chilean peso
	0.0062	pesos per colombian peso
	5.6612	pesos per peruvian nuevo sol
	19.1164	pesos per swiss franc
	2.9654	pesos per strong bolivar
	4.0268	pesos per brazilian real
	24.3791	pesos per pound sterling
	2.7219	pesos per chinese yuan
	2.1050	pesos per swedish krona

Long-term liabilities include debt in the amount of U.S.$2,662,257 thousand, which has been designated as hedging instrument of foreign currency investments.

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 [8] and [9] ↑
In April 2018, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2018 in the aggregate amount of Ps.1,068,868 thousand.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2018
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED  TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE THIRD QUARTER OF 2018, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ ALFONSO DE ANGOITIA NORIEGA	/s/ BERNARDO GÓMEZ MARTÍNEZ
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ CARLOS FERREIRO RIVAS	/s/ LUIS ALEJANDRO BUSTOS OLIVARES
CARLOS FERREIRO RIVAS	LUIS ALEJANDRO BUSTOS OLIVARES
VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, OCTOBER 25, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: November 1, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel